Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-150

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2024, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024, the consolidated interim statement of changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2023, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2024

This report is effective as of November 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

	September 30, 2024	December 31, 2023

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	33,485,919	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	22,124,297	21,544,756
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	36,699,049	37,891,495
Securities at amortized cost (Notes 4, 9, and 11)	19,169,176	23,996,172
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	420,559,585	373,148,148
Investments in joint ventures and associates (Note 12)	1,843,741	1,795,370
Investment properties (Note 13)	438,753	472,768
Premises and equipment (Note 14)	3,385,919	3,176,759
Intangible assets (Note 15)	1,067,763	996,842
Assets held for sale (Note 16)	48,022	20,345
Net defined benefit asset (Note 22)	104,419	240,260
Current tax assets	64,227	203,542
Deferred tax assets	69,078	93,366
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	69,673	26,708
Other assets (Notes 17, 39 and 40)	4,575,576	3,841,787

Total assets	543,705,197	498,004,936

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	5,562,845	6,138,313
Deposits due to customers (Notes 4, 11, 19 and 39)	383,063,074	357,784,297
Borrowings (Notes 4, 11 and 20)	31,496,518	30,986,746
Debentures (Notes 4, 11 and 20)	46,702,167	41,239,245
Provisions (Notes 21, 38 and 39)	621,504	806,031
Net defined benefit liability (Note 22)	7,175	6,939
Current tax liabilities	336,849	103,655
Deferred tax liabilities	672,961	470,311
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	91,960	153,007
Other financial liabilities (Notes 4, 11, 23, 39 and 40)	38,107,983	26,115,005
Other liabilities (Notes 23 and 39)	839,756	803,897

Total liabilities	507,502,792	464,607,446

EQUITY
Owners’ equity (Note 26)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,910,294	3,611,129
Capital surplus	935,620	935,563
Other equity	(1,534,504)	(1,668,957)
Retained earnings	26,638,856	24,986,470

	33,752,942	31,666,881

Non-controlling interests	2,449,463	1,730,609

Total equity	36,202,405	33,397,490

Total liabilities and equity	543,705,197	498,004,936

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	Periods ended September 30, 2024		Periods ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Interest income	5,528,854	16,416,730	5,239,272	15,217,149
Financial assets at FVTPL	63,077	177,943	50,105	141,722
Financial assets at FVTOCI	321,039	947,675	269,284	706,080
Financial assets at amortized cost	5,144,738	15,291,112	4,919,883	14,369,347
Interest expense	(3,309,361)	(9,802,138)	(3,052,318)	(8,617,202)

Net interest income (Notes 11, 28 and 39)	2,219,493	6,614,592	2,186,954	6,599,947

Fees and commissions income	727,044	2,160,227	641,235	1,902,513
Fees and commissions expense	(198,408)	(573,425)	(205,852)	(624,865)

Net fees and commissions income (Notes 11, 29 and 39)	528,636	1,586,802	435,383	1,277,648

Dividend income (Notes 11, 30 and 39)	50,755	203,493	60,753	152,758
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	(120,117)	782,001	343,809	704,326
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 32)	43,212	81,727	(1,470)	(1,868)
Net gain arising on financial assets at amortized cost (Note 11)	99,484	265,129	55,046	170,754
Impairment losses due to credit loss (Notes 11, 33 and 39)	(478,278)	(1,253,770)	(260,765)	(1,078,580)
General and administrative expense (Notes 34 and 39)	(1,057,118)	(3,158,105)	(997,571)	(3,055,487)
Other net operating expense (Notes 11, 24, 34 and 39)	(109,046)	(1,540,839)	(603,893)	(1,403,814)

Operating income	1,177,021	3,581,030	1,218,246	3,365,684

Share of gain of joint ventures and associates (Note 12)	15,945	55,576	28,741	99,724
Other non-operating income and expense	7,744	(45,037)	(208)	(70,096)

Non-operating income (Note 35)	23,689	10,539	28,533	29,628

Net income before income tax expense	1,200,710	3,591,569	1,246,779	3,395,312

Income tax expense (Note 36)	(283,732)	(874,171)	(328,663)	(863,384)

Net income	916,978	2,717,398	918,116	2,531,928

Net gain (loss) on valuation of equity securities at FVTOCI	13,793	(72,141)	85,920	216,712
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	324	1,161	—	—
Changes in capital due to equity method	(188)	(1,750)	5,584	8,541
Remeasurement gain (loss) related to defined benefit plan	(18,304)	(67,796)	30,641	(31,089)

Items that will not be reclassified to profit or loss:	(4,375)	(140,526)	122,145	194,164

Net gain (loss) on valuation of debt securities at FVTOCI	132,597	178,366	(12,932)	177,988
Changes in capital due to equity method	2,719	(2,236)	(4,676)	(5,343)
Net gain (loss) on foreign currency translation of foreign operations	(110,626)	108,528	27,198	187,188
Net gain (loss) on valuation of hedges of net investments in foreign operations	44,246	(19,203)	(20,336)	(49,265)
Net gain (loss) on valuation of cash flow hedge	599	6,829	2,748	(8,125)

Items that may be reclassified to profit or loss:	69,535	272,284	(7,998)	302,443

Other comprehensive income, net of tax	65,160	131,758	114,147	496,607

Total comprehensive income	982,138	2,849,156	1,032,263	3,028,535

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	Periods ended September 30, 2024		Periods ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Net income attributable to:	916,978	2,717,398	918,116	2,531,928
Net income attributable to owners	904,371	2,659,867	899,306	2,438,182
Net income attributable to non-controlling interests	12,607	57,531	18,810	93,746

Total comprehensive income attributable to:	982,138	2,849,156	1,032,263	3,028,535
Comprehensive income attributable to owners	965,674	2,785,167	1,015,334	2,923,229
Comprehensive income attributable to non-controlling interests	16,464	63,989	16,929	105,306

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,162	3,424	1,174	3,204

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,438,182	2,438,182	93,746	2,531,928
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	394,758	—	394,758	(58)	394,700
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	68	(68)	—	—	—
Changes in capital due to equity method	—	—	—	3,229	(50)	3,179	19	3,198
Gain on foreign currency translation of foreign operations	—	—	—	175,571	—	175,571	11,617	187,188
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(49,265)	—	(49,265)	—	(49,265)
Loss on valuation of cash flow hedge	—	—	—	(8,125)	—	(8,125)	—	(8,125)
Remeasurement loss related to defined benefit plan	—	—	—	(31,071)	—	(31,071)	(18)	(31,089)
Transactions with owners and others
Comprehensive stock exchange	162,373	—	249,018	—	—	411,391	(414,024)	(2,633)
Dividends to common stocks	—	—	—	—	(843,797)	(843,797)	(11,637)	(855,434)
Changes in treasury stocks	—	—	582	(145,492)	—	(144,910)	—	(144,910)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	—	498,680
Dividends to hybrid securities	—	—	—	—	(95,892)	(95,892)	(69,776)	(165,668)
Redemption of hybrid securities	—	—	—	(1,476)	—	(1,476)	(897,995)	(899,471)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,738)	(2,116)	(1,927)	(4,043)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,479	138,479
Others	—	—	4,910	73,285	—	78,195	(77,685)	510

September 30, 2023 (Unaudited)	3,802,676	3,611,129	935,026	(1,951,419)	25,187,789	31,585,201	1,636,186	33,221,387

January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	2,659,867	2,659,867	57,531	2,717,398
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	106,235	—	106,235	(10)	106,225
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	4,843	(4,843)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,161	—	1,161	—	1,161
Changes in capital due to equity method	—	—	—	(3,986)	—	(3,986)	—	(3,986)
Gain on foreign currency translation of foreign operations	—	—	—	102,051	—	102,051	6,477	108,528
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(19,203)	—	(19,203)	—	(19,203)
Gain on valuation of cash flow hedge	—	—	—	6,829	—	6,829	—	6,829
Remeasurement loss related to defined benefit plan	—	—	—	(67,787)	—	(67,787)	(9)	(67,796)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(745,218)	(745,218)	(3,820)	(749,038)
Net increase (decrease) of treasury stocks	—	—	821	3,832	(136,688)	(132,035)	—	(132,035)
Issuance of hybrid securities	—	797,948	—	—	—	797,948	757,970	1,555,918
Dividends to hybrid securities	—	—	—	—	(119,025)	(119,025)	(49,556)	(168,581)
Redemption of hybrid securities	—	(498,783)	—	(1,217)	—	(500,000)	—	(500,000)
Changes in subsidiaries’ capital	—	—	12,256	1,695	(1,695)	12,256	(12,488)	(232)
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(11,872)	—	(12)	(11,884)	(42,840)	(54,724)

September 30, 2024 (Unaudited)	3,802,676	3,910,294	935,620	(1,534,504)	26,638,856	33,752,942	2,449,463	36,202,405

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	For the nine-month periods ended September 30
	2024	2023

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,717,398	2,531,928
Adjustments to net income:
Income tax expense	874,171	863,384
Interest income	(16,416,730)	(15,217,149)
Interest expense	9,802,138	8,617,202
Dividend income	(203,493)	(152,758)

	(5,943,914)	(5,889,321)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,609	9,781
Impairment loss due to credit loss	1,253,770	1,078,580
Loss on other provisions	34,549	61,182
Retirement benefit	96,738	85,023
Depreciation and amortization	858,165	729,278
Net loss on foreign currency translation	331,448	750,573
Loss on derivatives (designated for hedge)	777	68,426
Loss on fair value hedge	95,686	24,162
Loss on valuation of investments in joint ventures and associates	12,891	6,949
Loss on disposal of investments in joint ventures and associates	432	339
Loss on disposal of premises and equipment, intangible assets and other assets	1,470	1,703
Impairment loss on premises and equipment, intangible assets and other assets	1,363	69

	2,691,898	2,816,065

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	576,610	318,970
Gain on financial assets at FVTOCI	86,336	7,913
Gain on other provisions	21,963	4,002
Gain on derivatives (designated for hedge)	112,323	81,036
Gain on fair value hedge	1,016	48,705
Gain on valuation of investments in joint ventures and associates	68,466	106,673
Gain on disposal of investments in joint ventures and associates	17,855	32,817
Gain on disposal of premises and equipment, intangible assets and other assets	3,401	3,513
Reversal of impairment loss on premises and equipment, intangible assets and other assets	62	264

	888,032	603,893

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(18,667)	(1,044,019)
Loans and other financial assets at amortized cost	(48,036,782)	(8,010,400)
Other assets	(1,054,376)	(670,284)
Deposits due to customers	24,139,967	(8,464,502)
Provisions	(189,224)	(25,671)
Net defined benefit liabilities	(48,770)	(121,509)
Other financial liabilities	10,696,733	8,030,916
Other liabilities	28,688	36,691

	(14,482,431)	(10,268,778)

Interest income received	16,699,317	14,717,780
Interest expense paid	(8,606,952)	(6,869,114)
Dividends received	186,547	129,585
Income tax paid	(285,752)	(1,269,802)

	7,993,160	6,708,449

Net cash outflow from operating activities	(7,911,921)	(4,705,550)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	For the nine-month periods ended September 30
	2024	2023

	(Korean Won in millions)
Cash flows from investing activities
Net cash outflows from acquisition of control	2,008	(209,643)
Net cash outflows from losing of control	—	(1,182)
Disposal of financial instruments at FVTPL	8,605,032	7,909,655
Acquisition of financial instruments at FVTPL	(8,788,187)	(9,068,573)
Disposal of financial assets at FVTOCI	21,599,383	15,269,311
Acquisition of financial assets at FVTOCI	(19,871,339)	(17,749,746)
Redemption of securities at amortized cost	5,993,180	6,839,671
Acquisition of securities at amortized cost	(1,087,193)	(3,546,751)
Net cash outflows from changes in subsidiaries	(486,903)	(412,995)
Disposal of investments in joint ventures and associates	1,027,811	76,252
Acquisition of investments in joint ventures and associates	(868,337)	(257,386)
Disposal of investment properties	61,378	—
Acquisition of investment properties	—	(91,272)
Disposal of premises and equipment	10,193	13,249
Acquisition of premises and equipment	(174,088)	(85,184)
Disposal of intangible assets	4,216	1,485
Acquisition of intangible assets	(145,601)	(146,253)
Disposal of assets held for sale	3,300	6,876
Net increase in other assets	(131,536)	9,301

Net cash inflow (outflow) from investing activities	5,753,317	(1,443,185)

Cash flows from financing activities:
Net cash inflow (outflow) from hedging activities	12,485	10,113
Net increase (decrease) in borrowings	155,483	2,149,818
Issuance of debentures	29,840,165	22,420,802
Redemption of debentures	(24,857,865)	(24,966,275)
Redemption of lease liabilities	(175,226)	(124,107)
Net increase (decrease) of other liabilities	(17,082)	393
Acquisition of treasury stocks	(136,711)	(146,274)
Disposal of treasury stocks	4,847	12,456
Dividends paid	(745,218)	(843,797)
Issuance of hybrid securities	1,555,918	498,680
Redemption of hybrid securities	(500,437)	(900,000)
Dividends paid to hybrid securities	(168,581)	(165,668)
Dividends paid to non-controlling interest	(3,820)	(11,637)
Changes in non-controlling interests	(41,375)	(180,514)
Net increase (decrease) in non-controlling equity liabilities	(84)	5,086

Net cash inflow (outflow) from financing activities	4,922,499	(2,240,924)

Effects of exchange rate changes on cash and cash equivalents	165,406	62,337
Net increase (decrease) in cash and cash equivalents	2,929,301	(8,327,322)
Cash and cash equivalents, beginning of the period	30,556,618	34,219,148

Cash and cash equivalents, end of the period (Note 6)	33,485,919	25,891,826

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Securities Co., Ltd. (formerly, Woori Investment Bank Co., Ltd.) from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Securities Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Securities Co., Ltd. to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

The Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, the Group owned 97.1% interest in merged securities firm as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company). Additionally, there are interests (2.3%) to be acquired through a shareholder agreement by the end of 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of September 30, 2024 and December 31, 2023 are as follows:

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Securities Co., Ltd. (*11)	Securities brokerage	99.5	100.0	Korea	September 30
Woori Asset Trust Co., Ltd (*1)	Real estate trust	98.7	95.3	Korea	September 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	September 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Asset Management Corp. (*1)	Finance	100.0	73.0	Korea	September 30
Woori Venture Partners	Other financial services	100.0	100.0	Korea	September 30
Woori Global Asset Management Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	84.2	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe	Finance	100.0	100.0	Germany	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori International First Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori S 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
TY 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Steel 1st Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	—	—	Korea	September 30
Woori DS 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	September 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
WooriI TS 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori H Square 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Ladena 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HO 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Eco 2nd Co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	—	—	Korea	September 30
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HD 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori ST 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori High End 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Mirae 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HR 2nt Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	September 30
Woori QS 2nt Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	September 30
Woori Plasma 1st Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	September 30
Woori EUGENE 1st Co.,Ltd (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORIWON 1ST, CO,. LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI ENERBILITY 1ST, CO,. LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI HL 1ST, CO,. LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.7	98.6	Korea	September 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.2	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	September 30
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	September 30
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd. (*10)	Other financial services	100.0	—	Korea	September 30
Namyangju Resource Circulation Facility Development Co., Ltd. (*10)	Other professional services	100.0	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	September 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	September 30
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	87.9	84.7	Korea	September 30
Woori China Convertible Bond Master Fund (*3) (*8) (*10)	Securities investment and others	61.1	—	Korea	September 30
Woori Together TDF 2025 (*3) (*5)	Securities investment and others	—	30.1	Korea	—
Woori Together TDF 2035 (*3)	Securities investment and others	41.9	48.0	Korea	September 30
Woori Together TDF 2040 (*3)	Securities investment and others	36.0	49.2	Korea	September 30
Woori Together TDF 2045 (*3)	Securities investment and others	58.4	61.0	Korea	September 30
Woori Together TDF 2050 (*3)	Securities investment and others	41.7	48.9	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Woori K-New Opening Target Return Securities Investment Trust (Equity) (*3) (*10)	Securities investment and others	58.6	—	Korea	September 30
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*10)	Securities investment and others	98.3	—	Korea	September 30
Woori Franklin Technology Master Fund (USD) (*3) (*5) (*8)	Securities investment and others	—	67.3	Korea	—
Woori Franklin Technology Feeder Fund (H) (*3) (*5)	Securities investment and others	—	31.4	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3) (*5)	Securities investment and others	—	87.4	Korea	—
Woori Global Multi Asset Income Private Placement Investment Trust Class Cs (*3) (*5)	Securities investment and others	—	37.7	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2403 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WH2403 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WSB2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WK2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WI2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WKN2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WS2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WSB2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.8	99.0	Korea	September 30
WFBS 1st Corporate Recovery Private Equity Fund (*10)	Finance	96.2	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	36.5	30.0	Korea	September 30
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	September 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	September 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	84.5	84.3	Korea	September 30
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	September 30
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	September 30
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	September 30
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	September 30
Woori Together Institutional USD MMF No.1 C-F (*3)	Securities investment and others	37.8	63.4	Korea	September 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	September 30
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	September 30
Woori Partners General Private Investment Trust No. 3 (*3) (*10)	Securities investment and others	90.9	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD) (*3) (*10)	Securities investment and others	80.0	—	Korea	September 30
Woori General Private Equity Investment Trust 1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	September 30
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori BIG SATISFACTION SHINJONG MMF 3RD (*3) (*10)	Securities investment and others	99.7	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	September 30
Held by Woori Bank and Woori Asset Trust Co., Ltd (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	September 30
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	September 30
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Financial Dino Lab Investment Association No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2024	December 31, 2023	Location
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	September 30
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	July 31 (*9)
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	September 30
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	June 30 (*9)
Held by Woori Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3) (*5)	Securities investment and others	—	48.0	Korea	—

(*1)

The Company acquired additional shares of Woori Asset Management Corp. during the nine-month period ended September 30, 2024. Additionally, Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination. Additionally, The Company acquired additional shares of Woori Asset Trust Co., Ltd. during the nine-month period ended September 30, 2024.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2024.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of September 30, 2024, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the nine-month period ended September 30, 2024.
(*11)	The percentage includes 2.3% ownership, which is to be acquired by the end of 2024 through an agreement among shareholders.

(3)	The Group has not consolidated the following entities as of September 30, 2024 and December 31, 2023 despite having more than 50% ownership interest:

	As of September 30, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of September 30, 2024		For the nine-month period ended September 30, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	501,761,489	472,838,104	27,675,438	2,524,362	2,636,038
Woori Card Co., Ltd.	16,965,431	14,190,960	1,609,474	140,204	146,897
Woori Financial Capital Co., Ltd.	12,930,618	11,226,847	1,313,999	115,656	115,398
Woori Investment Securities Co., Ltd.	7,813,525	6,659,247	320,855	9,481	15,236
Woori Asset Trust Co., Ltd.	520,847	45,316	97,204	17,411	17,332
Woori Savings Bank	1,921,628	1,687,354	100,889	(44,879)	(44,879)
Woori Financial F&I Co., Ltd.	1,380,165	1,044,057	61,721	11,840	11,840
Woori Asset Management Corp.	195,595	33,811	42,083	9,540	9,498

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

	As of September 30, 2024		For the nine-month period ended September 30, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Venture Partners Co., Ltd.	358,077	27,013	54,215	33,198	33,272
Woori Private Equity Asset Management Co., Ltd.	98,962	4,443	7,579	3,098	2,930
Woori Credit Information Co., Ltd.	44,640	6,977	32,482	1,655	1,486
Woori Fund Service Co., Ltd.	29,935	2,659	13,445	3,567	3,567
Woori FIS Co., Ltd.	63,182	19,101	132,759	(4,223)	(4,177)
Woori Finance Research Institute Co., Ltd.	5,833	2,181	6,376	(163)	(188)

	As of December 31, 2023		For the nine-month period ended September 30, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	458,017,067	431,313,615	30,066,989	2,289,774	2,788,704
Woori Card Co., Ltd.	17,491,193	14,830,408	1,607,739	117,402	110,853
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	1,127,998	109,084	108,524
Woori Investment Securities Co., Ltd.	6,375,625	5,273,890	317,842	18,432	20,151
Woori Asset Trust Co., Ltd.	337,976	79,747	101,103	52,960	52,837
Woori Savings Bank	1,938,948	1,759,489	94,122	(28,423)	(28,423)
Woori Financial F&I Co., Ltd.	877,702	673,265	18,030	1,225	1,225
Woori Asset Management Corp.	161,868	32,780	30,388	4,739	4,725
Woori Venture Partners Co., Ltd. (*)	328,782	30,190	9,951	4,186	6,048
Woori Global Asset Management Co., Ltd.	37,512	13,526	10,166	186	186
Woori Private Equity Asset Management Co., Ltd.	96,006	4,418	7,617	1,849	1,790
Woori Credit Information Co., Ltd.	45,662	7,981	32,779	3,641	3,423
Woori Fund Service Co., Ltd.	27,526	2,758	12,694	3,017	3,017
Woori FIS Co., Ltd.	80,563	32,304	241,214	(5,107)	(6,475)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	5,176	(74)	(129)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the nine-month period ended September 30, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2024 and December 31, 2023, the Group provides 2,510,525 million Won and 2,445,644 million Won of credit facilities, respectively, for the structured entities mentioned above. As of September 30, 2024 and December 31, 2023, the purchase commitment amounts to 2,559,826 million Won and 2,848,921 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of September 30, 2024 and December 31, 2023 are 565,788 million Won and 1,451,874 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

(unit : Korean Won in millions)

	September 30, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	10,624,817	126,712,197	273,072,788	2,420,417
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	7,530,935	5,649,131	7,753,105	172,944
Financial assets at FVTPL	44,718	323,965	6,873,512	12,662
Financial assets at FVTOCI	1,959,211	46,993	—	0
Financial assets at amortized cost	5,527,006	5,276,291	—	160,282
Investments in joint ventures and associates	—	—	879,593	—
Derivative assets	—	1,882	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	315	2,403	301	14,774
Derivative liabilities	—	555	301	—
Other liabilities (provisions)	315	1,848	—	14,774
The maximum exposure to risks	7,619,989	6,579,989	11,784,522	350,266
Investment assets	7,530,935	5,649,131	7,753,105	172,944
Purchase commitment	—	—	4,023,076	—
Credit offerings and others	89,054	930,858	8,341	177,322
Loss recognized on unconsolidated structured entities	—	63,672	142,477	43,225

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(unit : Korean Won in millions)

	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

(7)

As of September 30, 2024 and December 31, 2023, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2024	December 31, 2023
Woori Bank (*1)	2,304,417	1,546,447
Woori Investment Securities Co., Ltd. (*2)	5,614	—
Woori Asset Trust Co., Ltd. (*3)	6,239	12,517
Woori Asset Management Corp (*4)	—	35,638
PT Bank Woori Saudara Indonesia 1906 Tbk	95,375	103,176
Wealth Development Bank	21,978	21,142
PT Woori Finance Indonesia Tbk.	15,003	13,631

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests were recognized in accordance with merger with Korea Foss Securities Co., Ltd. during the nine-month period ended September 30, 2024.
(*3)

The non-controlling interests decreased in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the nine-month period ended September 30, 2024.

(*4)

The Group made the subsidiary a wholly-owned subsidiary through the merger with Woori Global Asset Management Co., Ltd. and acquisition of shares of Yuanta Securities Korea Co., Ltd. during the nine-month period ended September 30, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

2)	Net income attributable to non-controlling interests

	For the nine-month periods ended September 30
	2024	2023
Woori Bank (*)	49,556	55,320
Woori Investment Securities Co., Ltd.	18	5,255
Woori Asset Trust Co., Ltd.	395	6,144
Woori Asset Management Corp	530	962
Woori Venture Partners Co., Ltd.	—	880
PT Bank Woori Saudara Indonesia 1906 Tbk	5,764	5,449
Wealth Development Bank	489	460
PT Woori Finance Indonesia Tbk.	750	447

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the nine-month periods ended September 30
	2024	2023
Woori Bank (*)	49,556	69,776
Woori Investment Securities Co., Ltd.	—	8,302
Woori Asset Trust Co., Ltd	—	365
PT Bank Woori Saudara Indonesia 1906 Tbk	3,450	2,802
PT Woori Finance Indonesia Tbk.	343	138
Korea BTL Infrastructure Fund	28	30

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2023 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2024, the Group has newly applied the following standards and interpretations.

1)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the consolidated interim financial statements.

2)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. There is no impact on the consolidated interim financial statements in accordance with the transitional provision that does not require to disclose the relevant information during the interim reporting period within the fiscal year in which these amendments are first applied.

3)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

4)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the consolidated interim financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2024 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated interim financial statements.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2023, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 9	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for expected credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate and Won-dollar exchange rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation

Personal consumption expenditures increase/decrease rate	Negative(-) Correlation

Won-dollar exchange rate	Positive(+) Correlation

•

Calculation of estimated default rate incorporating forward looking by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables

a)	Probability weight

As of September 30, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	44.36	9.41	26.23	20.00

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

b)	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024)

As of September 30, 2024, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won, %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	2.1	2.29	1.76	(-) 5.10
Personal consumption expenditures increase/decrease rate	1.9	2.27	1.23	(-) 12.22
Won-dollar exchange rate	1,263.00	1,255.00	1,277.00	1,560.00

Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Base, Upside, and Downside. If the probability weight of the basic, upside, and downside scenarios excluding the worst scenario is assumed to be 100%, and if the probability weight of the worst scenario is assumed to be 100%, the impact on the expected credit loss allowance is as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Difference from book value assuming 100%
Base, Upside, Downside	80.00%	(449,180)
Worst	20.00%	1,796,810

•	The increase rate of the predicted default rate is used as a forward looking adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of September 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

		September 30, 2024	December 31, 2023
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	1,609,936	2,297,088
	Banks	36,245,614	21,996,558
	Corporates	185,724,121	159,343,530
	Consumers	196,979,914	189,510,972

	Sub-total	420,559,585	373,148,148

Financial assets at FVTPL (*2)	Deposits	58,044	39,241
	Debt securities	7,025,523	6,307,238
	Loans	1,198,580	782,716
	Derivative assets	5,208,982	5,798,329
	Others	2,627	2,585

	Sub-total	13,493,756	12,930,109

Financial assets at FVTOCI	Debt securities and others	35,640,402	36,694,111
Securities at amortized cost	Debt securities	19,169,176	23,996,172
Derivative assets	Derivative assets (Designated for hedging)	69,673	26,708
Off-balance accounts	Payment guarantees (*3)	14,194,975	13,793,301
	Loan commitments	132,734,551	126,829,192

	Sub-total	146,929,526	140,622,493

	Total	635,862,118	587,417,741

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of September 30, 2024 and December 31, 2023, the financial guarantee amount of 4,033,234 million Won and 3,661,656 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	389,898,937	6,490,774	6,044,962	507,760	839,476	16,777,676	420,559,585
Securities at amortized cost	18,111,467	184,876	643,615	—	—	229,218	19,169,176
Financial assets at FVTPL	10,808,093	7,643	1,303,561	292,885	189,420	892,154	13,493,756
Financial assets at FVTOCI	31,342,418	433,673	2,497,001	165,875	33,179	1,168,256	35,640,402
Derivative assets (Designated for hedging)	51,119	—	12,984	—	5,570	—	69,673
Off-balance accounts	141,173,589	1,114,517	1,431,325	98,573	13,077	3,098,445	146,929,526

Total	591,385,623	8,231,483	11,933,448	1,065,093	1,080,722	22,165,749	635,862,118

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2024 and December 31, 2023 (Unit: Korean Won in millions):

	September 30, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	94,336,444	53,231,652	47,814,780	6,550,547	192,974,755	25,651,407	420,559,585
Securities at amortized cost	169,298	—	10,975,077	59,829	—	7,964,972	19,169,176
Financial assets at FVTPL	313,101	130,604	7,101,879	59,214	—	5,888,958	13,493,756
Financial assets at FVTOCI	379,698	411,070	24,758,254	375,358	—	9,716,022	35,640,402
Derivative assets (Designated for hedging)	—	—	69,673	—	—	—	69,673
Off-balance accounts	23,741,553	25,383,868	14,600,571	3,305,607	73,260,328	6,637,599	146,929,526

Total	118,940,094	79,157,194	105,320,234	10,350,555	266,235,083	55,858,958	635,862,118

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of September 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	September 30, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	365,262,389	27,995,284	13,117,037	13,606,544	2,850,510	1,236,469	424,068,233	(3,508,648)	420,559,585
Korean treasury and government agencies	1,611,595	25	—	—	—	—	1,611,620	(1,684)	1,609,936
Banks	36,079,723	138,910	29,716	—	29,383	—	36,277,732	(32,118)	36,245,614
Corporates	155,670,434	20,244,481	3,287,220	5,978,529	1,506,983	1,236,469	187,924,116	(2,199,995)	185,724,121
General business	103,487,320	11,276,129	2,614,856	3,823,011	797,936	—	121,999,252	(1,317,413)	120,681,839
Small- and medium-sized enterprise	39,872,023	8,357,442	566,492	1,787,773	383,486	—	50,967,216	(583,583)	50,383,633
Project financing and others	12,311,091	610,910	105,872	367,745	325,561	1,236,469	14,957,648	(298,999)	14,658,649
Consumers	171,900,637	7,611,868	9,800,101	7,628,015	1,314,144	—	198,254,765	(1,274,851)	196,979,914
Securities at amortized cost	19,180,354	—	—	—	—	—	19,180,354	(11,178)	19,169,176
Financial assets at FVTOCI (*3)	35,494,626	145,776	—	—	—	—	35,640,402	(26,984)	35,640,402

Total	419,937,369	28,141,060	13,117,037	13,606,544	2,850,510	1,236,469	478,888,989	(3,546,810)	475,369,163

	September 30, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	243,296,499	22,010,287	1,104,428	1,233,286	267,644,500
Korean treasury and government agencies	43,744	—	—	—	43,744
Banks	112,293	—	—	—	112,293
Corporates	105,855,786	7,227,513	703,136	1,233,286	115,019,721
General business	60,376,340	5,470,149	258,120	—	66,104,609
Small- and medium-sized enterprise	37,535,470	1,556,951	246,318	—	39,338,739
Project financing and others	7,943,976	200,413	198,698	1,233,286	9,576,373
Consumers	137,284,676	14,782,774	401,292	—	152,468,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	243,296,499	22,010,287	1,104,428	1,233,286	267,644,500

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,975,576	1,062,233	55,026	75,684	26,456	14,194,975
Loan Commitments	126,702,026	3,058,822	2,331,610	575,254	66,839	132,734,551

Total	139,677,602	4,121,055	2,386,636	650,938	93,295	146,929,526

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan Commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2024 and for the year ended December 31, 2023, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk. (Unit : Korean Won in millions)

	Risk Group	September 30, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	49,171	37,832
	Equity risk	6,325	9,376
	Commodity risk	—	12
	Foreign exchange risk	311,003	249,044
	Non-securitization credit spread risk	20,887	27,371
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	1,417	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,261	692

Total		390,064	324,327

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII (Change in Net Interest Income) and ΔEVE (Change in Economic Value of Equity) in accordance with IRRBB (Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

ΔEVE and ΔNII calculated on interest risk in banking book (IRRBB) basis for assets and liabilities by subsidiary as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024		December 31, 2023
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	1,185,680	261,198	683,660	743,489
Woori Card Co., Ltd.	82,315	75,811	80,720	76,846
Woori Financial Capital Co., Ltd.	57,386	8,572	48,523	17,585
Woori Investment Bank Co., Ltd.	16,084	20,925	4,464	15,303
Woori Asset Trust Co., Ltd.	1,837	13,455	1,210	7,018
Woori Asset Management Corp.	704	1,532	832	2,154
Woori Savings Bank	13,482	3,170	7,347	11,077
Woori Private Equity Asset Management Co., Ltd.	27	651	80	775
Woori Global Asset Management Co., Ltd.	—	—	536	269
Woori Financial F&I Co., Ltd.	105,270	5,244	63,852	3,961
Woori Venture Partners Co., Ltd.	742	4,140	340	2,782

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	255,492,744	52,072,991	23,135,374	25,091,437	78,880,938	4,279,256	438,952,740
Financial assets at FVTPL	1,891,237	50,852	46,051	9,806	41,729	50	2,039,725
Financial assets at FVTOCI	4,369,010	2,994,970	4,171,402	2,060,840	22,863,360	978,166	37,437,748
Securities at amortized cost	1,746,477	1,004,682	1,564,613	1,820,075	12,215,401	1,970,644	20,321,892

Total	263,499,468	56,123,495	28,917,440	28,982,158	114,001,428	7,228,116	498,752,105

Liability:
Deposits due to customers	194,359,168	59,599,490	35,065,785	32,124,161	65,941,581	32,637	387,122,822
Borrowings	20,862,492	3,728,615	2,272,261	1,677,954	3,153,784	513,747	32,208,853
Debentures	7,729,648	4,394,271	5,255,723	3,782,260	26,001,610	2,921,282	50,084,794

Total	222,951,308	67,722,376	42,593,769	37,584,375	95,096,975	3,467,666	469,416,469

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of September 30, 2024 and December 31, 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	9,759	12,878,059	114,373	1,057,393	1,292	243,840	223	328,718	1,274,018	15,782,028
	Loans and other financial assets at amortized cost	26,819	35,390,416	110,966	1,025,331	34,284	6,470,733	2,465	3,633,295	7,242,798	53,762,573
	Financial assets at FVTPL	930	1,227,451	5,026	46,469	18	3,318	191	282,249	33,380	1,592,867
	Financial assets at FVTOCI	3,430	4,526,064	—	—	2,278	430,026	33	47,982	830,743	5,834,815
	Securities at amortized cost	734	968,612	—	—	980	184,876	36	53,124	172,200	1,378,812

	Total	41,672	54,990,602	230,365	2,129,193	38,852	7,332,793	2,948	4,345,368	9,553,139	78,351,095

Liability	Financial liabilities at FVTPL	145	191,575	5,715	52,839	—	—	94	138,923	13,544	396,881
	Deposits due to customers	25,046	33,051,026	291,615	2,695,930	32,429	6,120,605	2,515	3,707,109	5,573,739	51,148,409
	Borrowings	9,687	12,783,337	38,099	352,231	421	79,418	544	801,737	2,589,604	16,606,327
	Debentures	4,187	5,525,686	—	—	—	—	195	287,117	287	5,813,090
	Other financial liabilities	5,921	7,813,895	16,892	156,168	2,709	511,365	106	156,836	431,267	9,069,531

	Total	44,986	59,365,519	352,321	3,257,168	35,559	6,711,388	3,454	5,091,722	8,608,441	83,034,238

Off-balance accounts		8,235	10,866,323	23,026	212,876	2,071	390,797	716	1,055,636	1,436,766	13,962,398

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
	Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
	Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
	Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
	Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

	Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
	Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
	Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
	Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
	Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

	Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balance accounts		7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	58,334	—	—	185,473	—	—	243,807
Deposits due to customers	264,027,284	45,858,895	24,472,659	33,980,259	20,496,474	1,456,877	390,292,448
Borrowings	14,603,165	4,279,686	4,928,116	4,270,481	3,816,498	563,747	32,461,693
Debentures	7,580,476	4,395,651	5,407,073	3,782,260	26,001,610	2,921,282	50,088,352
Lease liabilities	55,777	49,433	41,539	61,424	291,928	55,655	555,756
Other financial liabilities (*)	25,694,840	121,284	25,838	60,213	1,171,489	4,530,675	31,604,339

Total	312,019,876	54,704,949	34,875,225	42,340,110	51,777,999	9,528,236	505,246,395

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities (*)	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

(*) Lease liabilities are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	58,334	—	—	185,473	—	—	243,807
Deposits due to customers	269,383,851	46,670,363	24,290,885	30,988,471	17,854,541	481,527	389,669,638
Borrowings	14,605,178	4,279,099	4,926,755	4,270,510	3,816,403	563,748	32,461,693
Debentures	7,580,476	4,395,651	5,407,073	3,782,260	26,001,610	2,921,282	50,088,352
Lease liabilities	57,154	49,743	42,928	62,969	301,094	55,655	569,543
Other financial liabilities (*)	25,694,840	121,284	25,838	60,213	1,171,489	4,530,675	31,604,339

Total	317,379,833	55,516,140	34,693,479	39,349,896	49,145,137	8,552,887	504,637,372

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities (*)	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

(*) Lease liabilities are excluded.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2024	Cash flow risk hedge	(1,122)	(221)	158	2,575	5,145	—	6,535
	Fair value risk hedge	41,396	(2,152)	30,766	(10,570)	23,404	—	82,844
	Trading purpose	4,855,836	—	—	—	—	—	4,855,836
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Payment guarantees	14,194,975	13,793,301
Loan commitments	132,734,551	126,829,192
Other commitments	4,715,427	4,854,099

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	The composition of each organization’s sectors for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	4,871,211	519,226	181,077	83,143	94,742	5,749,399	92,015	774,668	(1,490)	6,614,592
Non-interest income (expense)	1,600,104	134,779	104,298	33,193	1,496,634	3,369,008	63,690	(503,136)	(1,551,249)	1,378,313
Impairment losses due to credit loss	(502,079)	(255,757)	(57,098)	(64,822)	(100,821)	(980,577)	—	(272,285)	(908)	(1,253,770)
General and administrative expense	(2,643,303)	(212,805)	(74,409)	(49,666)	(312,942)	(3,293,125)	(860)	—	135,880	(3,158,105)

Net operating income (expense)	3,325,933	185,443	153,868	1,848	1,177,613	4,844,705	154,845	(753)	(1,417,767)	3,581,030

Share of gain of associates	34,943	—	(772)	170	(835)	33,506	(39)	—	22,109	55,576
Other non-operating expense	(45,919)	(2,214)	(47)	7,887	13,336	(26,957)	5,427	753	(24,260)	(45,037)

Non-operating income (expense)	(10,976)	(2,214)	(819)	8,057	12,501	6,549	5,388	753	(2,151)	10,539

Net income (expense) before tax	3,314,957	183,229	153,049	9,905	1,190,114	4,851,254	160,233	—	(1,419,918)	3,591,569
Tax expense	(784,315)	(42,275)	(37,392)	(424)	(15,578)	(879,984)	—	—	5,813	(874,171)

Net income (loss)	2,530,642	140,954	115,657	9,481	1,174,536	3,971,270	160,233	—	(1,414,105)	2,717,398

Total assets	501,761,489	16,965,431	12,930,618	7,813,525	31,212,814	570,683,877	3,424,543	—	(30,403,223)	543,705,197

Investment in associate	1,045,385	—	32,927	3,482	24,438,469	25,520,263	7,484	—	(23,684,006)	1,843,741
Other assets	500,716,104	16,965,431	12,897,691	7,810,043	6,774,345	545,163,614	3,417,059	—	(6,719,217)	541,861,456

Total liabilities	472,838,104	14,190,960	11,226,847	6,659,247	5,021,417	509,936,575	84,398	—	(2,518,181)	507,502,792

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments includes gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 379,000 million Won and fund contribution fees of 396,998 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 132,641 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,202,110 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	4,958,668	501,117	249,238	74,173	85,803	5,868,999	61,815	670,583	(1,450)	6,599,947
Non-interest income (expense)	1,150,262	84,760	77,602	33,944	1,859,164	3,205,732	7,621	(502,732)	(1,810,817)	899,804
Impairment losses due to credit loss	(477,952)	(223,253)	(116,077)	(45,950)	(48,363)	(911,595)	—	(168,241)	1,256	(1,078,580)
General and administrative expense	(2,587,491)	(206,593)	(68,238)	(38,099)	(401,182)	(3,301,603)	(619)	—	246,735	(3,055,487)

Net operating income (expense)	3,043,487	156,031	142,525	24,068	1,495,422	4,861,533	68,817	(390)	(1,564,276)	3,365,684

Share of gain (loss) of joint ventures and associates	84,923	—	301	178	3,409	88,811	(178)	—	11,091	99,724
Other non-operating expense	(64,956)	(2,113)	(19)	(101)	1,191	(65,998)	2,263	390	(6,751)	(70,096)

Non-operating income (expense)	19,967	(2,113)	282	77	4,600	22,813	2,085	390	4,340	29,628

Net income (expense) before tax	3,063,454	153,918	142,807	24,145	1,500,022	4,884,346	70,902	—	(1,559,936)	3,395,312
Tax expense	(765,442)	(35,820)	(33,723)	(5,712)	(24,642)	(865,339)	—	—	1,955	(863,384)

Net income (loss)	2,298,012	118,098	109,084	18,433	1,475,380	4,019,007	70,902	—	(1,557,981)	2,531,928

Total assets	447,389,162	17,334,829	12,064,000	5,634,650	29,378,309	511,800,950	2,732,365	—	(28,616,315)	485,917,000

Investment to joint ventures and associates	1,002,546	—	37,524	4,116	23,385,496	24,429,682	26,685	—	(22,699,626)	1,756,741
Other assets	446,386,616	17,334,829	12,026,476	5,630,534	5,992,813	487,371,268	2,705,680	—	(5,916,689)	484,160,259

Total liabilities	421,169,597	14,644,167	10,458,176	4,960,733	3,861,838	455,094,511	132,411	—	(2,531,309)	452,695,613

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co., Ltd

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 344,756 million Won in deposit insurance premiums and 326,668 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 244,340 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,476,550 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Operating profit or loss from external customers for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
Details	2024	2023
Domestic	3,201,969	3,019,523
Foreign	379,061	346,161

Total	3,581,030	3,365,684

(4)	Major non-current assets as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Details (*)	September 30, 2024	December 31, 2023
Domestic	6,170,484	5,804,919
Foreign	565,693	636,820

Total	6,736,177	6,441,739

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month periods ended September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Cash	1,954,751	1,464,606
Foreign currencies	693,690	715,495
Demand deposits	30,759,833	28,248,420
Time deposits	77,645	128,097

Total	33,485,919	30,556,618

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	September 30, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,290,900	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,025,127	Reserve deposits, etc.

Total		15,316,027

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits etc

Total		14,377,937

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Financial assets at fair value through profit or loss	22,124,297	21,544,756

(2)	Financial assets at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Deposits:
Gold banking asset	58,044	39,241
Securities:
Debt securities
Korean treasury and government agencies	5,151,131	4,310,612
Financial institutions	1,124,727	778,832
Corporates	320,508	433,488
Securities loaned	33,545	625,398
Others	395,612	158,908
Equity securities	454,908	421,989
Capital contributions	2,699,371	2,459,646
Beneficiary certificates	5,244,230	5,509,915
Others	189,633	181,691

Sub-total	15,613,665	14,880,479

Loans	1,198,580	782,716
Derivatives assets	5,208,982	5,798,329
Other financial assets	45,026	43,991

Total	22,124,297	21,544,756

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	6,297,837	5,728,241
Financial institutions	19,990,847	20,885,924
Corporates	3,476,500	3,994,432
Bond denominated in foreign currencies	5,834,756	5,493,295
Securities loaned	40,462	592,219

Sub-total	35,640,402	36,694,111

Equity securities	1,058,647	1,197,384

Total	36,699,049	37,891,495

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2024	December 31, 2023	Remarks
Investment for strategic business partnership purpose	958,174	1,039,203
Debt-equity swap	100,467	158,175
Others	6	6	Insurance for mutual aid association, etc.

Total	1,058,647	1,197,384

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(5,495)	—	—	(5,495)
Disposal	5,354	—	—	5,354
Others (*)	536	—	—	536

Ending balance	(26,984)	—	—	(26,984)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(13,786)	—	—	(13,786)
Disposal	835	—	—	835
Others (*)	(1,575)	—	—	(1,575)

Ending balance	(26,331)	—	—	(26,331)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Gross carrying amount

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	20,072,267	—	—	20,072,267
Disposal / Recovery	(21,653,750)	—	—	(21,653,750)
Gain on valuation	236,710	—	—	236,710
Amortization based on effective interest method	99,349	—	—	99,349
Others (*)	191,715	—	—	191,715

Ending balance	35,640,402	—	—	35,640,402

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	17,840,753	—	—	17,840,753
Disposal / Recovery	(15,230,580)	—	—	(15,230,580)
Gain on valuation	125,827	—	—	125,827
Amortization based on effective interest method	66,950	—	—	66,950
Others (*)	369,683	—	—	369,683

Ending balance	35,318,391	—	—	35,318,391

(*)	Others consist of foreign currencies translation, etc.

(4)

During nine-month periods ended September 30, 2024 and 2023, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 61,868 million Won and 2,978 million Won respectively, and cumulative losses at disposal dates were 6,244 million Won and 93 million Won respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Korean treasury and government agencies	6,954,203	8,143,585
Financial institutions	4,431,690	6,660,465
Corporates	6,405,648	7,235,202
Bond denominated in foreign currencies	1,378,813	1,970,861
Others	10,000	—
Allowance for credit losses	(11,178)	(13,941)

Total	19,169,176	23,996,172

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net Reversal of loss allowance	2,772	—	—	2,772
Others (*)	(9)	—	—	(9)

Ending balance	(11,178)	—	—	(11,178)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,601)	—	—	(5,601)
Others (*)	(50)	—	—	(50)

Ending balance	(14,036)	—	—	(14,036)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Gross carrying amount

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,087,193	—	—	1,087,193
Disposal / Recovery	(5,993,180)	—	—	(5,993,180)
Amortization based on effective interest method	55,810	—	—	55,810
Changes due to business combinations	10,000	—	—	10,000
Others (*)	10,418	—	—	10,418

Ending balance	19,180,354	—	—	19,180,354

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,546,751	—	—	3,546,751
Disposal / Recovery	(6,839,671)	—	—	(6,839,671)
Amortization based on effective interest method	138,160	—	—	138,160
Others (*)	128,402	—	—	128,402

Ending balance	25,250,543	—	—	25,250,543

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Due from banks	3,214,841	1,950,573
Loans	400,074,751	358,577,179
Other financial assets	17,269,993	12,620,396

Total	420,559,585	373,148,148

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Due from banks in local currency:
Due from depository banks	377,453	108,344
Due from non-depository institutions	666	136
Due from the Korea Exchange	410,479	68
Others	225,339	135,390
Loss allowance	(238)	(59)

Sub-total	1,013,699	243,879

Due from banks in foreign currencies:
Due from banks on demand	228,470	221,292
Due from banks on time	203,750	366,117
Others	1,773,330	1,135,072
Loss allowance	(4,408)	(15,787)

Sub-total	2,201,142	1,706,694

Total	3,214,841	1,950,573

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	74,412	Domestic currency exchange and collateral related to promissory notes and others
Securities trading	Korea Securities Finance Corporation	408,800	Customer deposit refund reserve

Sub-total		483,212

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	217,985	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	320	Usage deposits for fund settlement system
Others	People’s Bank of China and others	703,037	Reserve deposits and others

Sub-total		921,342

Total		1,404,554

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co., Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

Sub-total		130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

Sub-total		1,278,598

Total		1,408,640

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	11,558	—	—	11,558
Others (*)	(358)	—	—	(358)

Ending balance	(4,646)	—	—	(4,646)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(6,541)	—	—	(6,541)
Others (*)	2,431	—	—	2,431

Ending balance	(16,427)	—	—	(16,427)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Gross carrying amount

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	1,058,235	—	—	1,058,235
Changes due to business combinations	165,476	—	—	165,476
Others (*)	29,357	—	—	29,357

Ending balance	3,219,487	—	—	3,219,487

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(488,320)	—	—	(488,320)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	22,055	—	—	22,055

Ending balance	2,653,724	—	—	2,653,724

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Loans in local currency	322,795,818	298,157,823
Loans in foreign currencies	31,976,026	28,585,389
Domestic banker’s usance	3,189,141	2,726,633
Credit card accounts	12,489,146	12,531,620
Bills bought in foreign currencies	5,421,394	4,215,956
Bills bought in local currency	119,003	496,148
Factoring receivables	6,825	8,712
Advances for customers on guarantees	11,554	9,996
Private placement bonds	471,329	688,437
Securitized loans	3,736,469	3,203,135
Call loans	1,947,019	2,719,546
Bonds purchased under resale agreements	16,414,388	3,356,392
Financial lease receivables	1,185,506	1,362,279
Installment financial bond	2,669,566	2,635,720
Others	110	119
Loan origination costs and fees	948,446	865,694
Discounted present value	(7,077)	(11,360)
Allowance for credit losses	(3,299,912)	(2,975,060)

Total	400,074,751	358,577,179

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(31,490)	28,033	3,457	(88,893)	85,762	3,131	—
Transfer to lifetime expected credit losses	15,249	(17,854)	2,605	46,071	(49,223)	3,152	—
Transfer to credit-impaired financial assets	6,444	17,716	(24,160)	102,827	140,282	(243,109)	—
Net reversal (provision) of allowance for credit losses	(11,285)	(22,356)	(283,870)	(126,292)	(94,316)	(404,361)	(4,011)
Recovery	—	—	(50,494)	—	—	(23,451)	—
Charge-off	—	—	174,339	—	—	187,985	477
Disposal	12	2,149	69,746	20	2,403	240,645	440
Interest income from impaired loans	—	—	10,942	—	—	20,209	—
Others	474	689	41,432	(2,463)	2,158	7,700	—

Ending balance	(217,441)	(125,625)	(276,848)	(1,016,418)	(675,578)	(571,802)	(3,183)

	For the nine-month period ended September 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(32,502)	32,306	196	(152,885)	146,101	6,784	—
Transfer to lifetime expected credit losses	8,718	(9,471)	753	70,038	(76,548)	6,510	—
Transfer to credit-impaired financial assets	1,803	4,272	(6,075)	111,074	162,270	(273,344)	—
Net reversal (provision) of allowance for credit losses	443	(21,046)	(259,125)	(137,134)	(137,718)	(947,356)	(4,011)
Recovery	—	—	(18,135)	—	—	(92,080)	—
Charge-off	—	—	151,927	—	—	514,251	477
Disposal	—	—	82,163	32	4,552	392,554	440
Interest income from impaired loans	—	—	—	—	—	31,151	—
Others	—	—	—	(1,989)	2,847	49,132	—

Ending balance	(119,272)	(112,051)	(181,694)	(1,353,131)	(913,254)	(1,030,344)	(3,183)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(26,282)	23,492	2,790	(191,110)	190,361	749	—
Transfer to lifetime expected credit losses	10,971	(13,318)	2,347	30,766	(33,433)	2,667	—
Transfer to credit-impaired financial assets	3,288	16,405	(19,693)	17,702	38,841	(56,543)	—
Net reversal (provision) of allowance for credit losses	(36,005)	(28,886)	(223,700)	(225,172)	23,995	(289,824)	(670)
Recovery	—	—	(47,617)	—	—	(33,690)	—
Charge-off	—	—	187,612	—	—	168,802	—
Disposal	2,107	2,818	99,526	266	313	86,543	643
Interest income from impaired loans	—	—	11,757	—	—	13,303	—
Others	(1,782)	68	14,394	(4,612)	20,380	(23,074)	—

Ending balance	(195,579)	(127,510)	(214,526)	(825,781)	(577,777)	(372,532)	(54)

	For the nine-month period ended September 30, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(31,002)	30,909	93	(248,394)	244,762	3,632	—
Transfer to lifetime expected credit losses	6,957	(7,558)	601	48,694	(54,309)	5,615	—
Transfer to credit-impaired financial assets	1,051	4,224	(5,275)	22,041	59,470	(81,511)	—
Net reversal (provision) of allowance for credit losses	8,203	(13,731)	(242,448)	(252,974)	(18,622)	(755,972)	(670)
Recovery	—	—	(26,330)	—	—	(107,637)	—
Charge-off	—	—	200,199	—	—	556,613	—
Disposal	—	—	34,063	2,373	3,131	220,132	643
Interest income from impaired loans	—	—	—	—	—	25,060	—
Others	(64)	—	—	(6,458)	20,448	(8,680)	—

Ending balance	(85,994)	(113,970)	(143,043)	(1,107,354)	(819,257)	(730,101)	(54)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,571,723	(4,555,194)	(16,529)	2,465,485	(2,460,626)	(4,859)	—
Transfer to lifetime expected credit losses	(6,013,796)	6,041,370	(27,574)	(5,226,576)	5,235,805	(9,229)	—
Transfer to credit-impaired financial assets	(245,649)	(224,898)	470,547	(783,933)	(684,607)	1,468,540	—
Charge-off	—	—	(174,339)	—	—	(187,985)	(477)
Disposal	(128)	(15,624)	(219,139)	(125)	(10,065)	(709,602)	(258,583)
Net increase (decrease)	10,871,824	(1,409,890)	78,451	34,954,182	(1,799,633)	11,844	727,042

Ending balance	141,996,955	14,550,160	753,503	220,021,061	10,902,261	1,425,553	1,236,469

	For the nine-month period ended September 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	350,965	(350,682)	(283)	7,388,173	(7,366,502)	(21,671)	—
Transfer to lifetime expected credit losses	(516,230)	517,323	(1,093)	(11,756,602)	11,794,498	(37,896)	—
Transfer to credit-impaired financial assets	(81,373)	(36,455)	117,828	(1,110,955)	(945,960)	2,056,915	—
Charge-off	—	—	(151,927)	—	—	(514,251)	(477)
Disposal	—	—	(138,651)	(253)	(25,689)	(1,067,392)	(258,583)
Net increase (decrease)	113,301	(83,556)	225,504	45,939,307	(3,293,079)	315,799	727,042

Ending balance	11,153,731	1,030,241	304,729	373,171,747	26,482,662	2,483,785	1,236,469

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,872,249	(3,860,456)	(11,793)	2,234,826	(2,226,638)	(8,188)	—
Transfer to lifetime expected credit losses	(6,206,247)	6,223,472	(17,225)	(4,831,637)	4,839,769	(8,132)	—
Transfer to credit-impaired financial assets	(228,108)	(192,959)	421,067	(566,924)	(344,314)	911,238	—
Charge-off	—	—	(187,612)	—	—	(168,802)	—
Disposal	(22,866)	(7,438)	(176,668)	(18,149)	(720)	(350,146)	(86,956)
Net increase (decrease)	1,184,560	(1,723,306)	92,595	6,132,256	(1,338,865)	36,729	308,494
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	129,929,109	14,459,895	684,421	182,502,807	10,415,529	1,038,697	535,255

	For the nine-month period ended September 30, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	354,756	(354,618)	(138)	6,461,831	(6,441,712)	(20,119)	—
Transfer to lifetime expected credit losses	(384,921)	385,784	(863)	(11,422,805)	11,449,025	(26,220)	—
Transfer to credit-impaired financial assets	(52,670)	(34,152)	86,822	(847,702)	(571,425)	1,419,127	—
Charge-off	—	—	(200,199)	—	—	(556,613)	—
Disposal	—	—	(64,446)	(41,015)	(8,158)	(591,260)	(86,956)
Net increase (decrease)	1,683,515	(119,668)	253,825	9,000,331	(3,181,839)	383,149	308,494
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	10,716,140	943,726	254,411	323,148,056	25,819,150	1,977,529	535,255

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Cash Management Account asset (CMA asset)	115,000	91,000
Receivables	13,986,273	9,061,936
Accrued income	1,807,490	1,972,330
Telex and telephone subscription rights and refundable deposits	781,259	793,510
Domestic exchange settlement debit	344,515	446,570
Other assets	439,546	411,330
Allowance for credit losses	(204,090)	(156,280)

Total	17,269,993	12,620,396

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(551)	533	18	—
Transfer to lifetime expected credit losses	302	(367)	65	—
Transfer to credit-impaired financial assets	2,708	5,804	(8,512)	—
Provision of loss allowance	(528)	(6,421)	(30,644)	(37,593)
Charge-off	—	—	1,975	1,975
Disposal	—	—	2,248	2,248
Others	(7,386)	—	(7,054)	(14,440)

Ending balance	(14,474)	(17,513)	(172,103)	(204,090)

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(411)	302	109	—
Transfer to lifetime expected credit losses	193	(222)	29	—
Transfer to credit-impaired financial assets	73	406	(479)	—
Provision of loss allowance	(3,023)	(975)	(4,633)	(8,631)
Charge-off	—	—	2,536	2,536
Disposal	—	—	1,938	1,938
Others	(1,598)	(2)	(271)	(1,871)

Ending balance	(8,944)	(9,624)	(126,640)	(145,208)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	19,937	(19,916)	(21)	—
Transfer to lifetime expected credit losses	(32,871)	32,957	(86)	—
Transfer to credit-impaired financial assets	(13,881)	(18,380)	32,261	—
Charge-off	—	—	(1,975)	(1,975)
Disposal	—	(3)	(2,665)	(2,668)
Net increase	4,686,744	(6,406)	18,613	4,698,951
Changes due to business combinations	3,099	—	—	3,099

Ending balance	17,173,653	100,150	200,280	17,474,083

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,199	(14,088)	(111)	—
Transfer to lifetime expected credit losses	(27,181)	27,210	(29)	—
Transfer to credit-impaired financial assets	(2,341)	(2,395)	4,736	—
Charge-off	—	—	(2,536)	(2,536)
Disposal	—	—	(2,569)	(2,569)
Net increase	5,011,884	76,198	64,281	5,152,363
Changes due to business combinations	13,240	—	—	13,240

Ending balance	13,896,522	108,379	142,274	14,147,175

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	58,044	—	—	58,044
Debt securities	4,622,803	2,401,283	1,437	7,025,523
Equity securities	42,236	—	412,672	454,908
Capital contributions	—	—	2,699,371	2,699,371
Beneficiary certificates	144,020	3,121,521	1,978,689	5,244,230
Loans	—	1,163,017	35,563	1,198,580
Derivative assets	15,914	5,190,958	2,110	5,208,982
Other financial assets in foreign currency	—	—	43,399	43,399
Others	—	—	191,260	191,260

Sub-total	4,883,017	11,876,779	5,364,501	22,124,297

Financial assets at FVTOCI
Debt securities	11,934,754	23,705,648	—	35,640,402
Equity securities	499,067	—	559,580	1,058,647

Sub-total	12,433,821	23,705,648	559,580	36,699,049

Derivative assets (designated for hedging)	—	69,673	—	69,673

Total	17,316,838	35,652,100	5,924,081	58,893,019

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	58,334	—	—	58,334
Derivative liabilities	12,610	4,825,667	17,559	4,855,836
Securities sold	134,714	50,758	—	185,472

Sub-total	205,658	4,876,425	17,559	5,099,642
Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	463,203	—	463,203
Derivative liabilities (designated for hedging)	—	91,960	—	91,960

Total	205,658	5,431,588	17,559	5,654,805

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	39,241	—	—	39,241
Debt securities	4,414,956	1,888,052	4,230	6,307,238
Equity securities	68,691	19	353,279	421,989
Capital contributions	—	—	2,459,646	2,459,646
Beneficiary certificates	169,012	3,634,938	1,705,965	5,509,915
Loans	—	726,714	56,002	782,716
Derivative assets	113	5,669,078	129,138	5,798,329
Other financial assets in foreign currency	—	—	42,408	42,408
Others	—	—	183,274	183,274

Sub-total	4,692,013	11,918,801	4,933,942	21,544,756

Financial assets at FVTOCI
Debt securities	12,392,117	24,301,994	—	36,694,111
Equity securities	649,220	—	548,164	1,197,384

Sub-total	13,041,337	24,301,994	548,164	37,891,495

Derivative assets (designated for hedging)	—	26,708	—	26,708

Total	17,733,350	36,247,503	5,482,106	59,462,959

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,303	5,932,727	1,994	5,943,024
Securities sold	155,765	—	—	155,765

Sub-total	203,592	5,932,727	1,994	6,138,313

Derivative liabilities (designated for hedging)	—	153,007	—	153,007

Total	203,592	6,085,734	1,994	6,291,320

(*)

Among financial assets and financial liabilities measured at fair value, there is no amount transferred between Level 2 and Level 1. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of September 30, 2024 and December 31, 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stock and volatility of interest rate
Equity securities and beneficiary certificates	The beneficiary certificates are measured at net asset value method, DCF model(Discounted Cash Flow Model), Binomial Tree model and T-F model.	Values of underlying assets such as bond, discount rate, volatility of stock, terminal growth rate etc.
Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of September 30, 2024 and December 31, 2023 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and LSMC(Hull-White).	Risk-free market rate, credit spread, discount rate, volatility of stock
Stocks, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR etc.

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock price, etc.
Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

September 30, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.09%~5.90%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.30~0.66	Variation of fair value increases as correlation coefficient increases.
	Binomial Tree	Equity related	Stock prices, Volatility	25.61%	Variation of fair value increases as volatility and stock price increases.
Stocks, capital contributions, and Beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	20.17%~24.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	5.00%~20.74%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~2.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility	19.05%~28.16%	Variation of fair value increases as volatility increases.
			Discount rate	6.69%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.70%~40.77%	Variation of fair value increases as volatility of underlying asset and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

December 31, 2023
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Discount rate	13.78%~21.92%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis-Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.6%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / Settlements, etc.	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	(193)	—	—	(2,600)	—	1,437
Equity securities	353,279	(6,290)	—	68,297	(4,561)	1,947	412,672
Capital contributions	2,462,048	22,120	—	404,460	(189,257)	—	2,699,371
Beneficiary certificates	1,705,966	22,849	—	303,799	(53,925)	—	1,978,689
Loans	56,002	1,204	—	326,512	(348,155)	—	35,563
Derivative assets	129,136	(4,437)	—	628	(123,217)	—	2,110
Other foreign currency financial assets	42,406	993	—	—	—	—	43,399
Others	183,274	11,738	—	10,565	(14,317)	—	191,260

Sub-total	4,936,341	47,984	—	1,114,261	(736,032)	1,947	5,364,501

Financial assets at FVTOCI
Equity securities	548,164	—	5,157	2,795	—	3,464	559,580
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	5,157	205,711	(202,916)	3,464	559,580

Total	5,484,505	47,984	5,157	1,319,972	(938,948)	5,411	5,924,081

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	18,117	—	353	(2,905)	—	17,559

Total	1,994	18,117	—	353	(2,905)	—	17,559

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 102,837 million Won for the nine-month period ended September 30, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	(55)	—	4,000	—	—	5,023
Equity securities	307,851	8,368	(2,034)	—	55,710	(31,757)	(5,840)	332,298
Capital contributions	1,976,474	11,607	62,253	—	452,484	(206,682)	—	2,296,136
Beneficiary certificates	1,458,776	—	7,230	—	192,137	(107,597)	—	1,550,546
Loans	104,505	—	1,097	—	423,994	(466,922)	—	62,674
Derivative assets	93,970	—	9,963	—	2,225	(6,864)	—	99,294
Other foreign currency financial assets	41,679	—	2,549	—	—	—	—	44,228
Others	144,840	—	8,707	—	22,395	(997)	—	174,945

Sub-total	4,129,173	19,975	89,710	—	1,152,945	(820,819)	(5,840)	4,565,144

Financial assets at FVTOCI
Equity securities	557,065	—	—	(6,553)	1,407	(3,503)	(23)	548,393
Loans	—	—	—	(6)	103,792	(87,209)	—	16,577
Sub-total	557,065	—	—	(6,559)	105,199	(90,712)	(23)	564,970

Total	4,686,238	19,975	89,710	(6,559)	1,258,144	(911,531)	(5,863)	5,130,114

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	1,636	—	—	(9,449)	—	1,636

Total	9,449	—	1,636	—	—	(9,449)	—	1,636

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 130,005 million Won for the nine-month period ended September 30, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,941,640 million Won and 5,484,098 million Won as of September 30, 2024 and December 31, 2023, respectively, equity instruments of 4,711,896 million Won and 4,704,747 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	September 30, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	41	(41)	—	—
Loans (*2)	59	(56)	—	—
Equity securities (*2) (*3) (*4) (*5)	17,300	(12,792)	—	—
Beneficiary certificates (*5)	722	(722)	—	—
Others (*3) (*5)	4,045	(3,823)	—	—
Financial assets at FVTOCI
Equity securities (*4) (*5) (*6)	—	—	49,040	(35,036)

Total	22,167	(17,434)	49,040	(35,036)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1	(1)	—	—

Total	1	(1)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*4)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*5)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate and discount rate which are underlying assets and discount rate by 1%p.

(*6)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities	21	(22)	—	—
Equity securities (*2) (*3) (*4)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation, which are major unobservable variables, by 10% each, respectively.
(*2)	Fair value changes are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10%p~10%p). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%p.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,178,483	16,883,055	—	19,061,538	19,169,176
Loans and other financial assets at amortized cost	—	15,178,845	408,925,754	424,104,599	420,559,585
Financial liabilities:
Deposits due to customers	—	383,593,124	—	383,593,124	383,063,074
Borrowings	—	30,389,286	955,327	31,344,613	31,496,518
Debentures	—	46,710,656	—	46,710,656	46,702,167
Other financial liabilities (*)	—	35,974,510	771,847	36,746,357	37,581,681

(*)	Lease liabilities are excluded as of September 30, 2024.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities

The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.

Risk-free market rate, credit spread

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	58,044	—	3,214,841	—	3,272,885
Securities	15,613,665	36,699,049	19,169,176	—	71,481,890
Loans	1,198,580	—	400,074,751	—	401,273,331
Derivative assets	5,208,982	—	—	69,673	5,278,655
Other financial assets	45,026	—	17,269,993	—	17,315,019

Total	22,124,297	36,699,049	439,728,761	69,673	498,621,780

	September 30, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial assets at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	58,334	463,203	383,063,074	—	383,584,611
Borrowings	185,472	—	31,496,518	—	31,681,990
Debentures	—	—	46,702,167	—	46,702,167
Derivative liabilities	4,855,836	—	—	91,960	4,947,796
Other financial liabilities (*)	—	—	37,581,681	—	37,581,681

Total	5,099,642	463,203	498,843,440	91,960	504,498,245

(*)	Lease liabilities are excluded as of September 30, 2024.

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	177,943	2,099	—	796,780	186,475	1,163,297
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(14,779)	—	(14,779)
Financial assets at FVTOCI	947,675	741	(5,495)	81,727	17,018	1,041,666
Securities at amortized cost	503,758	—	2,772	—	—	506,530
Loans and other financial assets at amortized cost	14,787,354	420,839	(1,252,256)	265,129	—	14,221,066
Financial liabilities at amortized cost	(9,788,172)	54	—	—	—	(9,788,118)
Net derivatives (designated for hedging)	—	—	—	16,875	—	16,875

Total	6,628,558	423,733	(1,254,979)	1,145,732	203,493	7,146,537

(*)

The amounts recognized in profit or loss and other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,577 million Won during the nine-month periods ended September 30, 2024.

	For the nine-month period ended September 30, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	141,722	51	—	704,326	136,846	982,945
Financial assets at FVTOCI	706,080	1,056	(13,786)	(1,868)	15,912	707,394
Securities at amortized cost	596,725	—	(5,601)	—	—	591,124
Loans and other financial assets at amortized cost	13,772,622	458,935	(1,043,412)	170,754	—	13,358,899
Financial liabilities at amortized cost	(8,608,545)	986	—	—	—	(8,607,559)
Net derivatives (designated for hedging)	—	—	—	37,153	—	37,153

Total	6,608,604	461,028	(1,062,799)	910,365	152,758	7,069,956

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2024-08-31
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2024-09-30
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2024-08-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.0	12.6	Korea	2024-08-31
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2024-09-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2024-09-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2024-09-30
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2024-06-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2024-09-30
Dicustody Co., Ltd. (*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2024-09-30
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-06-30
Joongang Network Solution Co.,Ltd. (*3) (*4)	Other information technology and computer operation related services	25.3	25.3	Korea	2024-06-30
Win Mortgage Co.,LTd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2024-06-30
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2024-09-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2024-09-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2024-09-30
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	United States	2024-09-30
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	24.5	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	29.2	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2024-09-30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2024-09-30
Woori General Private Securities Investment Trust(Bond) No.1 (*7)	Collective investment business	—	25.0	Korea	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	8.6	15.0	Korea	2024-09-30
Woori Safe Plus General Type Private Investment Trust S-8(Bond) (*7)	Collective investment business	—	9.1	Korea	—
Woori General Private Securities Investment Trust(Bond) No.2 (*7)	Collective investment business	—	27.3	Korea	—
Woori Smart General Private Equity Investment Trust 1(Bond)	Collective investment business	28.6	28.6	Korea	2024-09-30
Woori General Private Securities Investment Trust(Bond) No.3 (*7)	Collective investment business	—	27.8	Korea	—
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2024-09-30
Woori Short Term Government and Special Bank Bond Active ETF(*7)	Collective investment business	—	20.8	Korea	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	Collective investment business	29.8	29.3	Korea	2024-09-30
Woori General Private Securities Investment Trust No. 5 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-09-30
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond) (*11)	Collective investment business	9.1	—	Korea	2024-09-30
Woori General Private Securities Investment Trust No. 6 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-09-30
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*7) (*11)	Collective investment business	—	—	Korea	—
Woori General Private Securities Investment Trust No. 7 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-09-30

Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2024-09-30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2024-09-30
DeepDive WOORI 2021-1 Financial Investment Fund (*6) (*7)	Other financial services	—	11.9	Korea	—
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2024-09-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2024-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2024-09-30
Woori Real Infrastructure Blind General Type Private Placement Investment Trust (*7)	Investment trust and discretionary investment business	—	0.1	Korea	—

Woori Asset Management Co. Ltd.
Woori Together TDF 2025 (*11)	Collective investment business	28.5	—	Korea	2024-09-30
Woori Together TDF 2030	Collective investment business	26.4	28.0	Korea	2024-09-30
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*7)	Collective investment business	—	20.4	Korea	—

Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*2)	Other financial services	4.0	4.0	Korea	2024-09-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2024-09-30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2024-09-30

Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2 (*11)	Collective investment business	35.9	—	Korea	2024-09-30

Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2024-09-30
KTB China Platform Fund (*7) (*10)	Asset Management	—	18.7	Korea	—
KTBN Venture Fund No.7 (*7) (*9)	Asset Management	—	20.1	Korea	—
KTBN Venture Fund No.8 (*9)	Asset Management	21.7	21.7	Korea	2024-09-30
KTBN Digital Contents Korea Fund No.9 (*9)	Asset Management	30.0	30.0	Korea	2024-09-30
KTBN Media Contents Fund (*10)	Asset Management	15.0	15.0	Korea	2024-09-30
KTB China Synergy Fund (*10)	Asset Management	15.1	15.1	Korea	2024-09-30
NAVER-KTB Audio Contents Fund (*10)	Asset Management	1.0	1.0	Korea	2024-09-30
KTBN Venture Fund No.13 (*10)	Asset Management	19.6	19.6	Korea	2024-09-30
KTBN Future Contents Fund (*10)	Asset Management	13.3	13.3	Korea	2024-09-30
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2024-09-30
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2024-09-30
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2024-09-30
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2024-09-30
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2024-09-30
KTB-NHN China Private Equity Fund (*7)	Asset Management	—	33.3	Korea	—
KTBN GI Private Equity Fund (*10)	Asset Management	5.0	5.0	Korea	2024-09-30
Chirochem (*4)	Medical material Manufacturing	28.6	28.6	Korea	2023-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2024	December 31, 2023	Location	Financial statements as of
Daishin Balance No.18 Special Purpose Acquisition Company (*7) (*11)	Other financial services	—	—	Korea	—

Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2024-07-31

Woori Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*4) (*7)	Other financial services	—	62.4	Japan	—
Woori Zip 2 (*4) (*7)	Other financial services	—	62.8	Japan	—

Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3) (*4)	Manufacturing	20.8	20.8	Korea	2024-08-31
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2024-09-30
Jinmyung Plus Co., Ltd. (*3) (*4)	Manufacturing	21.3	21.3	Korea	2024-06-30
Rea Company (*3)	Manufacturing	26.1	24.5	Korea	—
ARAM CMC Co.,Ltd. (*3) (*4)	Manufacturing	20.1	20.0	Korea	2024-08-31

Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.5	Korea	2024-09-30
Dream Company Growth no.1 PEF (*7)	Other financial services	—	27.8	Korea	—
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2024-09-30
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2024-09-30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2024-09-30
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2024-09-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2024-09-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2024-09-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2024-09-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2024-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2024	December 31, 2023	Location	Financial statements as of
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2024-09-30
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2024-09-30

Woori Bank and Woori Asset Management Co. Ltd. (*5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	6.2	14.1	Korea	2024-09-30
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks) (*7) (*11)	Collective investment business	—	—	Korea	—
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*7) (*11)	Collective investment business	—	—	Korea	—

Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2 (*11)	Collective investment business	2.2	—	Korea	2024-09-30

Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund(*12)	Other financial services	34.2	32.4	Korea	2024-09-30

Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund (*11)	Other financial services	19.5	—	Korea	2024-09-30

Woori Venture Partners Co., Ltd., Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3RD (*11)	Collective investment business	3.2	—	Korea	2024-09-30

Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2024-09-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	32.7	Korea	2024-09-30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2024 and December 31, 2023.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of September 30, 2024 and December 31, 2023.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of September 30, 2024.
(*9)	It was excluded from associates during the period.
(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.
(*12)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2024
W Service Networks Co., Ltd.	108	217	(18)	—	—	(5)	—	194
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,195	—	—	(90)	—	8,538
Korea Finance Security Co., Ltd.	3,267	3,285	293	—	—	—	—	3,578
K BANK Co., Ltd.	224,656	260,049	10,122	—	(13,029)	—	1,771	258,913
Partner One Value Up I Private Equity Fund	5,039	3,230	(608)	—	—	—	—	2,622
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,246	1,239	—	(4,356)	(844)	—	4,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,482	4,436	—	46	—	—	—	4,482
LOTTE CARD Co.,Ltd.	346,810	587,392	11,130	—	—	(15,591)	(10,917)	572,014
Union Technology Finance Investment Association	13,449	12,271	(500)	—	—	—	—	11,771
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	—	—	(87)	101
Win Mortgage Co.,LTd.	23	105	(5)	—	—	(2)	—	98
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,541	233	—	—	—	—	10,774
BTS 2nd Private Equity Fund	8,146	4,838	(41)	2,920	—	—	—	7,717
STASSETS FUND III	10,500	8,406	(175)	1,500	—	—	—	9,731
SF CREDIT PARTNERS, LLC	13,059	12,845	938	—	—	—	266	14,049
ARAM CMC Co.,Ltd. (*)	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	131	—	—	(139)	34	2,714
Woori Seoul Beltway Private Special Asset Fund No.1	15,029	12,590	414	2,590	—	(421)	—	15,173
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	105,564	1,864	50,000	—	(4,202)	—	153,226
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	41,135	1,987	—	—	(1,795)	—	41,327
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	(523)	30,000	—	—	—	51,548
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(273)	—	—	—	—	172
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(47)	—	—	—	—	3,910
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	5	—	—	—	—	565

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2024
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	210	—	3,245	—	—	3,455
Woori Together TDF 2030	3,000	3,324	245	—	—	—	—	3,569
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Australia Green Energy 1st PEF	4,913	4,811	(35)	—	—	—	—	4,776
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	2	—	—	—	—	2,360
KTB-KORUS FUND	759	3,359	242	—	—	—	—	3,601
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(139)	—	—	(569)	—	1,803
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(24)	—	—	—	—	5,573
KTBN Media Contents Fund	—	283	4	—	—	—	—	287
KTB China Synergy Fund	12,400	20,405	(493)	—	—	(3,296)	—	16,616
NAVER-KTB Audio Contents Fund	300	288	—	—	—	—	—	288
KTBN Venture Fund No.13	4,400	14,158	1,426	—	—	(3,801)	—	11,783
KTBN Future Contents Fund	4,000	4,561	(43)	—	—	—	—	4,518
KTBN Venture Fund No.16	12,200	18,561	(358)	—	—	(4,200)	—	14,003
KTBN Venture Fund No.18	27,075	26,970	33	—	—	(1,425)	—	25,578
KB-KTB Technology Venture Fund	10,000	7,600	23	2,000	—	—	—	9,623
WOORI 2022 Scaleup Venture Fund	14,168	13,578	(371)	—	—	—	—	13,207
WOORI 2022 Start-up Venture Fund	10,480	2,433	(129)	7,860	—	—	—	10,164
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	142	—	—	(718)	(36)	5
Chirochem	250	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	600	(600)	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	27	—	—	(466)	(55)	7,484
Woori Zip 1	8,427	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	11,611	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(2)	—	—	—	—	12
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	636	—	—	—	—	14,666
Woori Senior Loan Private Placement Investment Trust No.1	28,456	75,590	1,469	—	(46,675)	(1,879)	—	28,505
Genesis Eco No.1 Private Equity Fund	12,000	10,942	127	—	—	—	—	11,069
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(199)	—	—	—	—	16,780
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	340	—	—	(530)	—	18,275
Orchestra Private Equity Fund IV	9,700	9,555	90	—	—	—	—	9,645
Synaptic Green No.1 PEF	8,000	7,611	(75)	—	—	—	—	7,536
IGEN2022No. 1 Private Equity Fund	7,422	7,983	172	—	—	(151)	—	8,004
PCC-Woori LP Secondary Fund	10,435	10,530	(194)	—	—	—	—	10,336
Synaptic Future Growth Private Equity Fund	7,159	7,069	4,327	1,692	(1,657)	(3,867)	—	7,564
Woori-Q Corporate Restructuring Private Equity Fund	25,890	20,283	186	8,449	—	—	—	28,918

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2024
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,141)	—	—	(196)	—	30,144
NH Woori Newdeal Growth Alpha Private Equity Fund 1	42,914	32,987	17,329	14,662	(5,925)	(11,310)	—	47,743
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	3,200	2,543	(265)	1,000	229	(70)	—	3,437
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	1,148	—	—	—	—	30,969
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	2,385	60,000	—	—	—	62,385
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	369	10,000	—	—	—	10,369
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	1,602	40,000	—	—	—	41,602
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,427	—	155	1,935	1,443	(3)	—	3,530
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	669	40,000	—	—	—	40,669
Woori BIG SATISFACTION SHINJONG MMF 3RD	52,083	—	195	22,083	32,702	—	—	54,980
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	—	(1)	5,000	—	—	—	4,999
KCLAVIS NPL Investment Trust NO 1-2	15,000	—	(14)	15,000	—	—	—	14,986

	1,589,267	1,795,368	55,512	868,337	(780,470)	(86,193)	(8,813)	1,843,741

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 11 million Won for Orient Shipyard Co.,Ltd., 22 million Won in KG FASHION CO., LTD., 19 million Won for ARAM CMC Co.,Ltd., 289 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 39 million Won for Orient Shipyard Co.,Ltd., 142 million Won in KG FASHION CO., LTD., 19 million Won for ARAM CMC Co.,Ltd., 660 million Won in JC Assurance No.2 Private Equity Fund.

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
W Service Networks Co., Ltd.	108	208	(8)	—	—	—	(5)	—	195
Korea Credit Bureau Co., Ltd.	3,313	5,709	2,056	—	—	—	(90)	—	7,675
Korea Finance Security Co., Ltd.	3,267	2,374	(108)	—	—	—	—	1,010	3,276
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	3,632	—	—	—	—	5,608	257,029

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	—	—	—	291
Partner One Value Up I Private Equity Fund	5,039	4,278	(904)	—	—	—	—	—	3,374
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,098	—	—	(3,200)	—	—	8,183
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,392	4,355	—	38	—	—	—	—	4,393
LOTTE CARD Co.,Ltd.	346,810	514,131	80,011	—	—	—	(13,199)	(4,071)	576,872
Union Technology Finance Investment Association	13,449	14,462	(343)	—	—	(1,188)	—	—	12,931
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	24	—	—	—	—	86	110
Win Mortgage Co.,LTd.	23	—	76	23	—	—	(2)	—	97
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	219	—	—	—	—	—	10,462
BTS 2nd Private Equity Fund	5,226	2,881	(186)	2,200	—	—	—	—	4,895
STASSETS FUND III	3,000	1,230	(245)	1,500	—	—	—	—	2,485
SF CREDIT PARTNERS, LLC	6,540	—	—	6,540	—	—	—	—	6,540
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	91	—	—	—	(116)	(152)	2,678
Woori Seoul Beltway Private Special Asset Fund No.1	11,677	9,874	325	1,915	—	—	(319)	—	11,795
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	877	50,000	—	—	—	—	50,877
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	5,774	—	—	—	(3,779)	—	114,020
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	348	—	—	—	(359)	—	10,171
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	313	30,000	—	—	—	—	30,313
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	431	40,000	—	—	—	—	40,431
Woori General Private Securities Investment Trust(Bond) No.2	50,000	—	17	50,000	—	—	—	—	50,017
Woori Asset Global Partnership Fund No.5	22,500	—	(6)	22,500	—	—	—	—	22,494
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(186)	—	—	—	—	—	278

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
KIWOOM WOORI Financial 1st Fund	545	953	(10)	—	—	(455)	—	—	488
DeepDive WOORI 2021-1 Financial Investment Fund	327	878	223	—	—	(574)	(74)	—	453
Darwin Green Packaging Private Equity Fund	4,000	3,945	108	—	—	—	(80)	—	3,973
DS Power Semicon Private Equity Fund	3,000	2,976	213	—	—	—	(218)	—	2,971
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(208)	—	—	—	—	—	19,792
Woori FirstValue Private Real Estate Fund No.2	9,000	558	—	—	—	—	—	—	558
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	54	102	16	—	—	(48)	(2)	—	68
Woori Star50 feeder fund(H)	200	126	(11)	—	—	—	—	—	115
Woori Together TDF 2025	2,000	1,990	77	—	—	—	—	—	2,067
Woori Together TDF 2030	2,000	2,033	99	—	—	—	—	—	2,132
Woori Together OCIO Target Return Feeder fund (Balance Bond)	1,000	—	(120)	—	—	10,028	—	—	9,908
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond)	12,000	—	17	—	—	12,311	—	—	12,328
Australia Green Energy 1st PEF	4,913	4,858	(36)	—	—	—	—	—	4,822
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	4	—	—	—	—	—	1,998
KTB-KORUS FUND	3,626	—	31	—	3,626	—	—	—	3,657
KTB China Platform Fund	17,023	—	(152)	—	17,023	—	—	—	16,871
KTBN Venture Fund No.7	16,972	—	(426)	—	16,972	—	(703)	—	15,843
KTBN Venture Fund No.8	3,325	—	27	—	3,325	—	—	—	3,352
KTBN Digital Contents Korea Fund No.9	5,329	—	34	—	5,329	—	—	—	5,363
KTBN Media Contents Fund	330	—	13	—	330	—	—	—	343
KTB China Synergy Fund	21,629	—	(50)	—	21,629	—	—	—	21,579
NAVER-KTB Audio Contents Fund	284	—	(4)	—	284	—	—	—	280
KTBN Venture Fund No.13	13,279	—	2,846	—	13,279	—	(2,528)	—	13,597
KTBN Future Contents Fund	3,892	—	(15)	—	3,892	—	—	—	3,877
KTBN Venture Fund No.16	17,546	—	1,157	—	17,546	—	—	—	18,703

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
KTBN Venture Fund No.18	26,308	—	350	2,850	23,458	—	—	—	26,658
KB-KTB Technology Venture Fund	7,755	—	(90)	2,000	5,755	—	—	—	7,665
DAOL 2022 Scaleup Venture Fund	7,216	—	(280)	6,861	355	—	—	—	6,936
DAOL 2022 Start-up Venture Fund	2,564	—	(86)	—	2,564	—	—	—	2,478
KTB-NHN China Private Equity Fund	1,272	—	(37)	—	1,272	—	—	75	1,310
KTBN GI Private Equity Fund	189	—	281	—	189	—	—	59	529
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	46	—	—	—	(527)	(129)	8,178
Woori Zip 1	8,869	8,690	(123)	—	—	(385)	—	(473)	7,709
Woori Zip 2	12,306	12,180	(100)	—	—	(621)	—	(660)	10,799
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	2	—	—	—	—	—	12
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	376	—	—	—	(414)	—	7,823
HMS-Oriens 1st Fund	12,000	13,252	582	—	—	—	—	—	13,834
Woori Senior Loan Private Placement Investment Trust No.1	77,142	81,861	2,384	—	—	(2,619)	(2,756)	—	78,870
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(183)	—	—	—	—	—	11,033
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(205)	—	—	—	—	—	17,045
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	349	—	—	—	(530)	—	18,532
Orchestra Private Equity Fund IV	9,878	9,698	(107)	—	—	—	—	—	9,591
Synaptic Green No.1 PEF	8,000	7,793	(146)	—	—	—	—	—	7,647
IGEN2022No. 1 Private Equity Fund	7,822	8,010	396	—	—	—	(363)	—	8,043
PCC-Woori LP Secondary Fund	10,435	12,984	(31)	—	—	(4)	—	—	12,949
Synaptic Future Growth Private Equity Fund	4,857	—	(90)	4,857	—	—	—	—	4,767
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	1,119	96	—	(9,718)	—	—	19,033
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(1,492)	—	—	—	—	—	41,782

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,451)	34,006	—	—	—	—	32,555
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,700	1,074	88	2,000	—	(443)	—	—	2,719

	1,486,629	1,305,636	99,267	257,386	136,930	(17,767)	(26,064)	1,353	1,756,741

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 15 million Won for Orient Shipyard Co.,Ltd., 102 million Won in KG FASHION CO., LTD. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 15 million Won for Orient Shipyard Co.,Ltd., 102 million Won in KG FASHION CO., LTD.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,119	2,181	12,363	530	—	530
Korea Credit Bureau Co., Ltd.	152,948	69,310	129,607	21,913	—	21,913
Korea Finance Security Co., Ltd.	36,103	12,253	31,225	1,440	—	1,440
K BANK Co., Ltd.	24,179,394	22,186,634	742,948	119,580	6,135	125,715
Partner One Value Up I Private Equity Fund	11,857	581	(2,312)	(2,611)	—	(2,611)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,506	86	6,892	6,191	—	6,191
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,643	95	1	(286)	—	(286)
LOTTE CARD Co.,Ltd. (*)	23,870,901	20,609,704	1,466,569	61,486	(4,672)	56,814
Union Technology Finance Investment Association	40,272	641	14	(643)	—	(643)
Dicustody Co., Ltd.	92	—	—	—	—	—
Orient Shipyard Co., Ltd.	7,060	23,626	—	(42)	—	(42)
Joongang Network Solution Co.,Ltd.	1,438	2,694	3,264	69	—	69
Win Mortgage Co.,LTd.	3,799	1,632	7,323	230	—	230
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,777	1	153	150	—	150
BTS 2nd Private Equity Fund	38,804	216	2	(878)	—	(878)
STASSETS FUND III	34,566	184	28	(617)	—	(617)
SF CREDIT PARTNERS, LLC	160,637	25,437	25,281	10,432	2,657	13,089
ARAM CMC Co.,Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	13,676	13	85	74	—	74
Woori Seoul Beltway Private Special Asset Fund No.1	60,696	2	1,706	1,659	—	1,659
Woori Short-term Bond Securities Investment Trust ClassC-F	2,095,130	305,904	47,886	41,916	—	41,916
Woori Smart General Private Equity Investment Trust 1	302,291	157,647	10,415	6,952	—	6,952
Woori Asset Global Partnership Fund No.5	89,366	17	173	(907)	—	(907)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,037	174	—	(78)	—	(78)
Darwin Green Packaging Private Equity Fund	19,159	—	—	(232)	—	(232)
Koreawide partners 2nd Private Equity Fund	75,003	2,871	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,067	62,357	47	44	—	44

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	September 30, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Together TDF 2025	12,126	12	779	768	—	768
Woori Together TDF 2030	13,576	39	944	932	—	932
Australia Green Energy 1st PEF	120,545	13	373	(899)	—	(899)
Aarden Woori Apparel 1st Private Equity Fund	20,158	92	—	(8,063)	—	(8,063)
Woori Dyno 1st Private Equity Fund	12,079	41	115	(11)	—	(11)
KTB-KORUS FUND	9,602	—	611	645	—	645
KTBN Venture Fund No.8	8,295	—	45	(639)	—	(639)
KTBN Digital Contents Korea Fund No.9	20,219	1,644	296	(82)	—	(82)
KTBN Media Contents Fund	1,915	—	27	27	—	27
KTB China Synergy Fund	120,115	9,788	1,199	(3,277)	—	(3,277)
NAVER-KTB Audio Contents Fund	29,412	649	4	(4)	—	(4)
KTBN Venture Fund No.13	60,577	486	8,330	7,268	—	7,268
KTBN Future Contents Fund	34,224	341	19	(327)	—	(327)
KTBN Venture Fund No.16	137,744	1,210	8,538	(3,490)	—	(3,490)
KTBN Venture Fund No.18	254,099	1,909	3,644	329	—	329
KB-KTB Technology Venture Fund	53,439	515	648	124	—	124
WOORI 2022 Scaleup Venture Fund	65,961	11	579	(1,850)	—	(1,850)
WOORI 2022 Start-up Venture Fund	33,757	7	39	(431)	—	(431)
KTBN GI Private Equity Fund	104	9	3,444	2,814	(712)	2,102
Chirochem	556	190	339	8	—	8
Godo Kaisha Oceanos 1	60,787	45,133	1,950	57	—	57
KG Fashion Co., Ltd.	2,294	2,861	457	(115)	—	(115)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	491	439	72	(21)	—	(21)
JC Assurance No.2 Private Equity Fund	121,544	972	—	(624)	—	(624)
HMS-Oriens 1st Fund	64,291	4	—	2,790	—	2,790
Woori Senior Loan Private Placement Investment Trust No.1	131,679	7	8,355	7,866	—	7,866
Genesis Eco No.1 Private Equity Fund	38,657	469	—	(482)	—	(482)
Paratus Woori Material Component Equipment joint venture company	58,285	2,160	—	(663)	—	(663)
Midas No. 8 Private Equity Joint Venture Company	64,388	234	1,905	1,193	—	1,193
Orchestra Private Equity Fund IV	34,241	—	700	322	—	322
Synaptic Green No.1 PEF	35,797	—	1	(523)	—	(523)
IGEN2022No. 1 Private Equity Fund	32,330	115	1,056	691	—	691
PCC-Woori LP Secondary Fund	27,057	450	42	(422)	—	(422)
Synaptic Future Growth Private Equity Fund	32,124	291	16,946	16,049	—	16,049
Woori-Q Corporate Restructuring Private Equity Fund	85,584	1,167	121	(664)	—	(664)
Woori-Shinyoung Growth-Cap Private Equity Fund I	86,473	270	2,679	(8,979)	—	(8,979)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	141,203	—	38,518	36,794	—	36,794
Woori BIG2 Plus Securities Investment Trust	56,706	1,385	216	215	—	215
Woori 25-09 Corporate Bond Active ETF	116,532	12,518	4,526	3,988	—	3,988
Woori General Private Securities Investment Trust No. 5	376,001	157,654	11,557	8,347	—	8,347
Woori Big Satisfaction General Private Securities Investment Trust No. 3	161,189	47,130	4,952	4,059	—	4,059
Woori General Private Securities Investment Trust No. 6	387,746	242,138	8,861	5,608	—	5,608
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	161,479	—	5,412	5,407	—	5,407
Woori General Private Securities Investment Trust No. 7 (Bond)	338,275	195,934	3,026	2,341	—	2,341
Woori Big Satisfaction Corporation MMF No. 3	1,729,889	14	37,807	36,677	—	36,677
NH Woori New deal Co-Investment No.1 Private Equity Fund	25,700	—	—	—	—	—
KCLAVIS NPL Investment Trust NO 1-2	41,795	34	(40)	(40)	—	(40)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co.,Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co.,LTd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co.,Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040
Woori Smart General Private Equity Investment Trust 1(Bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
Market & Farm Co., Ltd.	14,706	23.7
SAMJI TEXTILE CO.,LTD.	18,346	29.8
TH International Co.,Ltd.	6,802	21.5
WORK-LIFE BALANCE CO., LTD	209	21.3

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of September 30, 2024 and December 31, 2023, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,938	4.9	194	—	—	—	194
Korea Credit Bureau Co., Ltd.	83,638	9.9	8,291	247	—	—	8,538
Korea Finance Security Co., Ltd.	23,850	15.0	3,578	—	—	—	3,578
K BANK Co., Ltd. (*)	1,990,802	12.0	238,092	20,821	—	—	258,913
Partner One Value Up I Private Equity Fund	11,276	23.3	2,622	—	—	—	2,622
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,420	20.0	4,285	—	—	—	4,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,548	25.0	3,887	—	—	595	4,482
LOTTE CARD Co.,Ltd. (*)	2,860,074	20.0	572,014	—	—	—	572,014
Union Technology Finance Investment Association	39,630	29.7	11,771	—	—	—	11,771
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,566)	22.7	(3,765)	—	—	3,765	—
Joongang Network Solution Co.,Ltd.	(1,256)	25.3	(318)	—	—	419	101
Win Mortgage Co.,LTd.	2,167	4.5	98	—	—	—	98
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,776	100.0	10,774	—	—	—	10,774
BTS 2nd Private Equity Fund	38,588	20.0	7,717	—	—	—	7,717
STASSETS FUND III	34,382	28.3	9,731	—	—	—	9,731
SF CREDIT PARTNERS, LLC	135,200	10.0	13,519	—	—	530	14,049
ARAM CMC Co.,Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,664	19.9	2,714	—	—	—	2,714
Woori Seoul Beltway Private Special Asset Fund No.1	60,694	25.0	15,173	—	—	—	15,173
Woori Short-term Bond Securities Investment Trust ClassC-F	1,789,225	8.6	153,226	—	—	—	153,226
Woori Smart General Private Equity Investment Trust 1	144,643	28.6	41,327	—	—	—	41,327
Woori Asset Global Partnership Fund No.5	89,349	57.7	51,548	—	—	—	51,548
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	862	20.0	172	—	—	—	172
Darwin Green Packaging Private Equity Fund	19,158	20.4	3,910	—	—	—	3,910
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,710	12.0	565	—	—	—	565
Woori Together TDF 2025	12,114	28.5	3,455	—	—	—	3,455
Woori Together TDF 2030	13,538	26.4	3,569	—	—	—	3,569
Australia Green Energy 1st PEF	120,531	4.0	4,776	—	—	—	4,776
Aarden Woori Apparel 1st Private Equity Fund	20,066	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	12,038	19.6	2,360	—	—	—	2,360
KTB-KORUS FUND	9,602	37.5	3,601	—	—	—	3,601
KTBN Venture Fund No.8	8,295	21.7	1,803	—	—	—	1,803
KTBN Digital Contents Korea Fund No.9	18,575	30.0	5,573	—	—	—	5,573
KTBN Media Contents Fund	1,915	15.0	287	—	—	—	287

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	September 30, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KTB China Synergy Fund	110,328	15.1	16,616	—	—	—	16,616
NAVER-KTB Audio Contents Fund	28,763	1.0	288	—	—	—	288
KTBN Venture Fund No.13	60,091	19.6	11,783	—	—	—	11,783
KTBN Future Contents Fund	33,883	13.3	4,518	—	—	—	4,518
KTBN Venture Fund No.16	136,534	10.3	14,003	—	—	—	14,003
KTBN Venture Fund No.18	252,190	10.1	25,578	—	—	—	25,578
KB-KTB Technology Venture Fund	52,924	18.2	9,623	—	—	—	9,623
WOORI 2022 Scaleup Venture Fund	65,949	20.0	13,207	—	—	—	13,207
WOORI 2022 Start-up Venture Fund	33,750	30.1	10,164	—	—	—	10,164
KTBN GI Private Equity Fund	95	5.0	5	—	—	—	5
Chirochem	365	28.6	104	—	—	—	104
Godo Kaisha Oceanos 1	15,655	47.8	7,484	—	—	—	7,484
KG Fashion Co., Ltd.	(567)	20.8	(118)	—	—	118	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	52	21.3	12	—	—	—	12
JC Assurance No.2 Private Equity Fund	120,572	23.4	28,251	—	(28,251)	—	—
HMS-Oriens 1st Fund	64,287	22.8	14,666	—	—	—	14,666
Woori Senior Loan Private Placement Investment Trust No.1	131,672	21.7	28,505	—	—	—	28,505
Genesis Eco No.1 Private Equity Fund	38,187	29.0	11,069	—	—	—	11,069
Paratus Woori Material Component Equipment joint venture company	56,125	29.9	16,780	—	—	—	16,780
Midas No. 8 Private Equity Joint Venture Company	64,154	28.5	18,275	—	—	—	18,275
Orchestra Private Equity Fund IV	34,241	28.2	9,645	—	—	—	9,645
Synaptic Green No.1 PEF	35,797	21.1	7,536	—	—	—	7,536
IGEN2022No. 1 Private Equity Fund	32,216	24.8	8,004	—	—	—	8,004
PCC-Woori LP Secondary Fund	26,607	38.9	10,336	—	—	—	10,336
Synaptic Future Growth Private Equity Fund	31,833	23.8	7,564	—	—	—	7,564
Woori-Q Corporate Restructuring Private Equity Fund	84,417	34.2	28,834	—	—	84	28,918
Woori-Shinyoung Growth-Cap Private Equity Fund I	86,202	35.0	30,144	—	—	—	30,144
NH Woori Newdeal Growth Alpha Private Equity Fund 1	141,203	33.0	46,641	—	—	1,102	47,743
Woori BIG2 Plus Securities Investment Trust	55,321	6.2	3,437	—	—	—	3,437
Woori 25-09 Corporate Bond Active ETF	104,014	29.8	30,969	—	—	—	30,969
Woori General Private Securities Investment Trust No. 5	218,347	28.6	62,385	—	—	—	62,385
Woori Big Satisfaction General Private Securities Investment Trust No. 3	114,059	9.1	10,369	—	—	—	10,369
Woori General Private Securities Investment Trust No. 6	145,608	28.6	41,602	—	—	—	41,602
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	161,479	2.2	3,530	—	—	—	3,530
Woori General Private Securities Investment Trust No. 7 (Bond)	142,341	28.6	40,669	—	—	—	40,669
Woori Big Satisfaction Corporation MMF No. 3	1,729,875	3.2	54,952	—	—	28	54,980
NH Woori New deal Co-Investment No.1 Private Equity Fund	25,700	19.5	4,999	—	—	—	4,999
KCLAVIS NPL Investment Trust NO 1-2	41,760	35.9	14,986	—	—	—	14,986

(*)	Total net asset and ownership portion of net assets amount is after the non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co.,Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co.,LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co.,Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(Bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2021-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30.0	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15.0	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1.0	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	67,800	20.0	13,578	—	—	—	13,578
WOORI 2022 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5.0	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Acquisition cost	481,504	510,990
Accumulated depreciation	(42,665)	(38,136)
Accumulated impairment losses	(86)	(86)

Net carrying value	438,753	472,768

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	472,768	387,707
Acquisition	—	91,272
Disposal	(61,378)	—
Depreciation	(6,788)	(3,994)
Transfer	32,593	(1,930)
Foreign currencies translation adjustments	1,558	(1,307)

Ending balance	438,753	471,748

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,680,641	695,551	296,995	67,331	67,990	—	2,808,508
Right-of-use asset	—	554,517	22,894	—	—	—	577,411

Carrying value	1,680,641	1,250,068	319,889	67,331	67,990	—	3,385,919

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682

Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

(2)	Details of premises and equipment (owned) as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,681,301	1,098,406	1,308,861	494,145	67,990	20	4,650,723
Accumulated depreciation	—	(402,855)	(1,011,866)	(426,814)	—	(20)	(1,841,555)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,680,641	695,551	296,995	67,331	67,990	—	2,808,508

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	—	22,165	93,637	21,675	36,611	—	174,088
Disposals	(2,344)	(5,061)	(1,964)	(1,010)	(2)	—	(10,381)
Depreciation	—	(25,462)	(74,243)	(16,373)	—	—	(116,078)
Classified as held-for-sale	(7,560)	(4,139)	—	—	—	—	(11,699)
Transfer	(20,011)	(12,582)	5,618	385	(6,003)	—	(32,593)
Foreign currencies translation adjustments	844	345	543	661	190	—	2,583
Changes due to business combinations	—	—	1,283	—	—	—	1,283
Others	—	547	7,057	624	—	—	8,228

Ending balance	1,680,641	695,551	296,995	67,331	67,990	—	2,808,508

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	For the nine-month period ended September 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	86	9,436	55,470	15,378	4,814	—	85,184
Disposals	(30)	(358)	(12,620)	(849)	(529)	—	(14,386)
Depreciation	—	(24,997)	(72,909)	(15,646)	—	—	(113,552)
Classified as held-for-sale	(963)	(1,466)	—	—	—	—	(2,429)
Transfer	5,557	(3,627)	—	—	—	—	1,930
Foreign currencies translation adjustments	1,426	681	1,304	1,067	118	—	4,596
Changes due to business combinations	9,530	9,530	318	—	—	—	19,378
Others	2	337	80	(95)	(111)	—	213

Ending balance	1,710,965	720,212	232,921	58,207	36,476	—	2,758,781

(4)	Details of right-of-use assets as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Building	Properties for business use	Total
Acquisition cost	1,014,605	39,317	1,053,922
Accumulated depreciation	(460,088)	(16,423)	(476,511)

Net carrying value	554,517	22,894	577,411

	December 31, 2023
	Building	Properties for business use	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Building	Properties for business use	Total
Beginning balance	362,702	20,980	383,682
New contracts	310,225	11,762	321,987
Changes in contract	66,152	69	66,221
Termination	(9,485)	(1,503)	(10,988)
Depreciation	(169,793)	(9,921)	(179,714)
Changes due to business combinations	1,129	73	1,202
Others	(6,413)	1,434	(4,979)

Ending balance	554,517	22,894	577,411

	For the nine-month period ended September 30, 2023
	Building	Properties for business use	Total
Beginning balance	349,494	15,590	365,084
New contracts	152,476	15,030	167,506
Changes in contract	1,798	115	1,913
Termination	(14,164)	(1,238)	(15,402)
Depreciation	(144,238)	(8,902)	(153,140)
Changes due to business combinations	674	272	946
Others	15,054	(26)	15,028

Ending balance	361,094	20,841	381,935

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	468,413	2,399	920,954	1,491,134	55,706	15,613	2,954,219
Accumulated amortization	—	(1,926)	(669,929)	(1,177,935)	—	—	(1,849,790)
Accumulated impairment losses	—	—	—	(33,553)	(3,113)	—	(36,666)

Net carrying value	468,413	473	251,025	279,646	52,593	15,613	1,067,763

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	17	64,901	78,549	6,684	20,830	170,981
Disposal	—	—	(113)	(1,692)	(2,465)	—	(4,270)
Amortization (*)	—	(143)	(55,855)	(68,663)	—	—	(124,661)
Impairment losses	—	—	—	—	(235)	—	(235)
Transfer	—	90	—	10,777	(77)	(10,790)	—
Changes due to business combinations	15,139	—	—	6,117	756	—	22,012
Foreign currencies translation adjustments	8,181	—	1	1,245	96	260	9,783
Others	—	—	—	157	(17)	(2,829)	(2,689)

Ending balance	468,413	473	251,025	279,646	52,593	15,613	1,067,763

(*)	Amortization of other intangible assets amounting to 20,562 million Won is included in other operating expenses.

	For the nine-month period ended September 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	61	66,752	103,723	4,004	5,210	179,750
Disposal	—	—	—	—	(1,505)	—	(1,505)
Amortization (*)	—	(157)	(59,490)	(62,668)	—	—	(122,315)
Reversal of impairment losses	—	—	—	—	94	—	94
Transfer	—	—	61	650	(361)	(350)	—
Changes due to business combinations	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	14,373	—	(2)	2,571	60	258	17,260
Others	—	—	—	896	39	(1,584)	(649)

Ending balance	453,427	547	219,948	256,427	47,813	6,561	984,723

(*)	Amortization of other intangible assets amounting to 16,151 million Won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	September 30,2024	December 31, 2023
Premises and equipment	11,573	11,573
Others	36,449	8,772

Total	48,022	20,345

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from September 30, 2024, and December 31, 2023.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current period and classifies the premises as non-current assets held for sale. On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Lease assets	3,879,345	3,306,464
Prepaid expenses	399,221	345,202
Advance payments	208,202	95,025
Assets for non-business use	43,277	34,625
Others	45,531	60,471

Total	4,575,576	3,841,787

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Financial instruments at fair value through profit or loss	5,099,642	6,138,313
Financial liabilities designated to be measured at FVTPL	463,203	—

Total	5,562,845	6,138,313

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Deposits due to customers
Gold banking liabilities	58,334	39,524
Borrowings
Securities sold	185,472	155,765
Derivative liabilities	4,855,836	5,943,024

Total	5,099,642	6,138,313

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Deposits due to customers
Time deposits	463,203	—

These contracts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with K-IFRS 1109 Financial Instrument

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024	For the nine-month period ended September 30, 2023
Financial liabilities designated to be measured at FVTPL as of September 30, 2024	463,203	—
Changes in fair value due to change in credit risk	1,577	—
Accumulated change in fair value due to change in credit risk	1,577	—

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Carrying amount	463,203	—
Nominal amount at maturity	450,000	—
Difference	13,203	—

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Deposits in local currency:
Deposits on demand	9,715,795	8,803,962
Deposits at termination	303,134,909	282,846,971
Mutual installment	20,742	21,602
Deposits on notes payables	4,417,182	4,119,801
Deposits on Cash Management Account	113,637	95,237
Certificate of deposits	13,163,453	14,767,307
Other deposits	1,050,893	1,117,673

Sub-total	331,616,611	311,772,553

Deposits in foreign currencies:
Deposits in foreign currencies	51,151,692	46,196,650
Present value discount	(136,618)	(184,906)
Customers’ deposits for beneficiary	431,389	—

Total	383,063,074	357,784,297

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from the BOK	BOK	2.0	2,125,708
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,224,569
Others	The Korea Development Bank and others	0.0 ~ 5.6	9,305,069

Sub-total			13,655,346

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	0.0 ~ 10.6	13,920,666
Bills sold	Others	0.0 ~ 2.7	3,154
Call money	Bank and others	1.8 ~ 6.6	2,487,100
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 10.7	1,437,461
Present value discount			(7,209)

Total			31,496,518

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	40,611,181	0.8 ~ 7.5	34,393,418
Subordinated bonds	1.9 ~ 5.1	4,388,583	1.9 ~ 5.1	5,241,848
Other bonds	3.5 ~ 17.0	1,831,335	1.6 ~ 17.0	1,667,895

Sub-total		46,831,099		41,303,161

Discounts on bonds		(128,932)		(63,916)

Total		46,702,167		41,239,245

(*)

Included debentures under fair value hedge amounting to 3,743,771 million Won and 3,943,224 million Won as of September 30, 2024 and December 31, 2023, respectively. Also, debentures under cash flow hedge amounting to 1,176,459 million Won and 932,392 million Won are included as of September 30, 2024 and December 31, 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Asset retirement obligation	97,407	95,179
Provisions for guarantees (*1)	70,843	80,703
Provisions for unused loan commitments	140,815	135,335
Other provisions (*2)	312,439	494,814

Total	621,504	806,031

(*1)	Provisions for guarantees include provisions for financial guarantee of 48,123 million Won and 50,125 million Won as of September 30, 2024 and December 31, 2023, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	455	(455)	—	—
Transfer to expected credit loss for the entire period	(332)	332	—	—
Transfer to credit-impaired financial assets	(123)	(6)	129	—
Net provision (reversal)	(8,877)	(603)	3,574	(5,906)
Others	(3,959)	4	1	(3,954)

Ending balance	57,842	2,072	10,929	70,843

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	23,229	(23,229)	—	—
Transfer to expected credit loss for the entire period	(515)	515	—	—
Transfer to credit-impaired financial assets	(24)	(3)	27	—
Net provision (reversal)	(4,286)	(49)	(213)	(4,548)
Others (*)	6,478	(4)	—	6,474

Ending balance	69,378	1,557	7,499	78,434

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	10,047	(10,024)	(23)	—
Transfer to expected credit loss for the entire period	(3,459)	3,465	(6)	—
Transfer to credit-impaired financial assets	(335)	(519)	854	—
Net provision (reversal)	(5,137)	9,503	331	4,697
Others	444	132	207	783

Ending balance	110,335	28,885	1,595	140,815

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,593	(19,552)	(41)	—
Transfer to expected credit loss for the entire period	(4,259)	4,283	(24)	—
Transfer to credit-impaired financial assets	(192)	(295)	487	—
Net provision (reversal)	16,540	4,233	(444)	20,329
Others	193	—	—	193

Ending balance	99,515	26,857	183	126,555

(3)	Changes in asset retirement obligation for the nine-month periods ended September 30, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	95,179	82,717
Provisions provided	4,863	3,337
Provisions used	(4,676)	(1,369)
Reversal of provisions unused	(854)	(281)
Amortization	1,138	1,124
Increase in restoration costs and others	1,757	7,237

Ending balance	97,407	92,765

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	Changes in other provisions for the nine-month periods ended September 30, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	494,814	280,607
Provisions provided	22,751	61,176
Provisions used	(180,009)	(27,130)
Reversal of provisions unused	(21,110)	(3,721)
Foreign currencies translation adjustments	783	(1,220)
Others	(4,790)	27

Ending balance	312,439	309,739

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfil its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 237.9 billion Won. In addition, the Group recognized provision amounting to 1.4 billion won for estimated compensation of expected customer loss related to equity-linked securities during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

22.	NET DEFINED BENEFIT LIABILITY (ASSET)

The retirement benefit of the Group is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Present value of defined benefit obligation	1,720,888	1,574,087
Fair value of plan assets	(1,818,132)	(1,807,408)

Net defined benefit obligation (asset) (*)	(97,244)	(233,321)

(*)

Net defined benefit asset amount of 97,244 million Won as of September 30, 2024 is net amount of defined benefit liability of 7,175 million Won and defined benefit asset of 104,419 million Won. Also, net defined benefit assets of 233,321 million Won as of December 31, 2023 are the subtracted amount of the net defined benefit liability of 6,939 million Won from the net defined benefit assets of 240,260 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	1,574,087	1,377,545
Current service cost	107,175	99,152
Interest cost	53,166	54,437
Remeasurements Financial assumption	68,821	(9,007)
Demographic assumptions	(112)	—
Experience adjustments	11,781	28,978
Retirement benefit paid	(88,007)	(84,410)
Foreign currencies translation adjustments	95	12
Others	(6,118)	(1,208)

Ending balance	1,720,888	1,465,499

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	1,807,408	1,661,623
Interest income	63,604	68,566
Remeasurements	(13,121)	(22,270)
Employer’s contributions	50,286	124,662
Retirement benefit paid	(88,028)	(87,564)
Others	(2,017)	(404)

Ending balance	1,818,132	1,744,613

(4)	Fair value of plan assets as of September 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Cash and due from banks, etc.	1,818,132	1,807,408

Meanwhile, among plan assets, realized returns on plan assets amount to 50,483 million Won and 46,296 million Won for the nine-month periods ended September 30, 2024 and 2023, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Current service cost	107,175	99,152
Net interest income	(10,438)	(14,129)

Cost recognized in net income	96,737	85,023
Remeasurements (*)	93,611	42,241

Cost recognized in total comprehensive income	190,348	127,264

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 4,050 million Won and 3,958 million Won for the nine-month periods ended September 30, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	15,349,673	10,188,192
Accrued expenses	5,020,286	4,339,314
Borrowings from trust accounts	5,813,231	5,207,791
Agency business revenue	1,061,490	271,946
Foreign exchange payables	809,397	887,817
Domestic exchange settlement credits	5,333,410	1,386,697
Lease liabilities	526,301	334,456
Other miscellaneous financial liabilities	4,209,307	3,520,039
Present value discount	(15,112)	(21,247)

Sub-total	38,107,983	26,115,005

Other liabilities:
Unearned income	410,132	390,455
Other miscellaneous liabilities	429,624	413,442

Sub-total	839,756	803,897

Total	38,947,739	26,918,902

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		September 30, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	304,000	—	—	—	—	—	—
Forwards	3,725,000	—	—	59,571	—	—	248,859
Swaps	137,654,373	—	18,554	295,939	315	81,492	139,251
Purchase options	50,000	—	—	93	—	—	—
Written options	290,000	—	—	—	—	—	7,423

Currency:
Futures	277	—	—	—	—	—	—
Forwards	106,022,750	—	—	1,896,738	—	—	1,081,503
Swaps	81,260,262	51,119	—	2,731,469	10,153	—	3,034,201
Purchase options	230,275	—	—	1,945	—	—	—
Written options	352,129	—	—	—	—	—	2,380

Equity:
Futures	138,112	—	—	—	—	—	—
Forwards	489	—	—	316	—	—	—
Swaps	116,428	—	—	—	—	—	17,100
Purchase options	3,330,892	—	—	222,911	—	—	—
Written options	3,449,906	—	—	—	—	—	325,119

Total	336,924,893	51,119	18,554	5,208,982	10,468	81,492	4,855,836

		December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359

Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585

Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of September 30, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,459,230 million Won, and local currency debentures amounting to 284,541 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR and CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Cash Flow Hedge

As of the September 30, 2024, the Group has applied cash flow hedge debentures on local currency amounting to 139,977 million Won, debentures on foreign currency amounting to 1,036,482 million Won. The Group’s hedging purpose is to avoid changes in cash flow related to interest and principal of Korean won-denominated floating rate bonds and foreign currency-issued bonds due to changes in interest rates and exchange rates. To achieve this purpose, the group enters into interest rate swap and currency swap contracts, designating them as hedging instruments.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC. Woori Global Markets Asia Limited, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC. and Woori Global Markets Asia Limited.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC. and Woori Global Markets Asia Limited are hedged in USD denominated foreign currency bonds (Carrying amount as of September 30, 2024: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR and Korean Won in millions):

	September 30, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	140,000	—	140,000	280,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	470,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency denominated debentures (USD)	400,000,000	463,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2024 and December 31, 2023 are as follows:

September 30, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.25% receipt and CD 3M+0.01% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,319.60

December 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR) + 1.47% paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR and Korean Won in millions):

	September 30, 2024
	Nominal amounts of the hedging instrument		Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap	USD	2,675,000,000	18,554	81,492	Derivative assets (designated for hedging)	72,372
Interest rate Swap		280,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap		140,000	—	315	Derivative assets (designated for hedging)	76
Foreign currency translation risk and interest rate risk
Currency swap	USD	470,000,000	16,417	10,153	Derivative assets (designated for hedging)	14,921
					Derivative liabilities (designated for hedging)
Foreign currency translation risk
Currency swap	USD	100,000,000	15,717	—	Derivative assets (designated for hedging)	4,709
Currency swap	EUR	194,780,000	18,985	—	Derivative assets (designated for hedging)	11,119
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures	USD	863,959,317	—	1,140,081	Foreign currency denominated debentures	(26,091)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Nominal amounts of the hedging instrument		Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap	USD	2,975,000,000	698	135,263	Derivative assets (designated for hedging)	55,651
Interest rate Swap		260,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap		140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk
Currency swap	USD	270,000,000	7,356	17,232	Derivative assets (designated for hedging)	(913)
					Derivative liabilities (designated for hedging)
Foreign currency translation risk
Currency swap	USD	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap	EUR	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures	USD	863,959,317	—	1,113,989	Foreign currency denominated debentures	(19,088)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,743,771	—	59,443	Debentures	(72,465)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,977	—	—	Debentures	(76)	(232)
Foreign currencies translation risk and interest rate risk
Debentures	—	617,900	—	—	Debentures	(14,921)	(6,873)
Foreign currencies translation risk
Debentures	—	418,582	—	—	Debentures	(15,828)	(8,093)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,140,081	—	—	Foreign operations net asset	26,091	(53,953)

(*1)

The accumulated profit on debentures on foreign currency amounted to 54,902 million Won, and the accumulated loss on debentures on local currency amounted to 4,541 million Won, as of December 31, 2024.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk
Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk
Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

(*1)

The accumulated profit on debentures on foreign currency amounted to 141,818 million Won, and the accumulated loss on debentures on local currency amounted to 1,084 million Won, as of December 31, 2023.

(*2)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(93)	Other net operating income (expense)

		For the nine-month period ended September 30, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(11,932)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges is as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	76	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	14,921	—	1,218	Other net operating income (expense)	(14,194)	Other net operating income (expense)
	Foreign currencies translation risk	15,828	—	220	Other net operating income (expense)	(12,266)	Other net operating income (expense)

		For the nine-month period ended September 30, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(687)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	29,988	—	(4,672)	Other net operating income (expense)	(32,913)	Other net operating income (expense)
	Foreign currencies translation risk	13,564	—	(2,163)	Other net operating income (expense)	(11,542)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2024
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(26,091)	6,888	(19,203)

For the nine-month period ended September 30, 2024
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

		For the nine-month period ended September 30, 2023
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(66,936)	17,671	(49,265)

For the nine-month period ended September 30, 2023
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in losses	(7,444)	(7,651)

Ending balance	404	10,313

In case some variables to measure fair values of financial instruments are not observable in the market, valuation methods are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss for the nine-month periods ended September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

26.	EQUITY

(1)	Details of equity as of September 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,910,294	3,611,129
Capital surplus
Capital in excess of par value	854,499	854,499
Others	81,121	81,064

Sub-total	935,620	935,563

Capital adjustments
Treasury stocks	(35,517)	(39,348)
Other adjustments (*1)	(1,648,057)	(1,648,535)

Sub-total	(1,683,574)	(1,687,883)

Accumulated other comprehensive income
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,161	—
Financial assets at FVTOCI	190,775	79,694
Changes in capital due to equity method	(515)	3,471
Gain (loss) on foreign currency translation of foreign operations	117,630	15,579
Gain (loss) on hedges of net investment in foreign operations	(53,954)	(34,750)
Remeasurements of defined benefit plan	(92,051)	(24,262)
Loss on valuation of cash flow hedge	(13,976)	(20,806)

Sub-total	149,070	18,926

Retained earnings (*2)(*3)	26,638,856	24,986,470
Non-controlling interest (*4)	2,449,463	1,730,609

Total	36,202,405	33,397,490

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,392,542 million Won and 2,839,475 million Won as of September 30, 2024 and December 31, 2023, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 442,650 million Won and 300,190 million Won as of September 30, 2024 and December 31, 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 2,304,417 million Won and 1,546,447 million Won as of September 30, 2024 and December 31, 2023, respectively, are recognized as non-controlling interests. 49,556 million Won and 69,776 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the nine-month periods ended September 30, 2024 and 2023.

(2)	The number of authorized shares and others of the Group is as follows:

	September 30, 2024	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	751,949,461 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	The capital stock is not equal to the total face value of issued shares due to the retirement of earnings.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2024	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	—	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	—
Securities in local currency	2024-06-19	—	4.27	400,000	—
Issuance cost				(9,706)	(8,871)

Total				3,910,294	3,611,129

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	166,691	(20,600)	(35,010)	190,775
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,577	—	(416)	1,161
Changes in capital due to equity method	3,471	(5,499)	—	1,513	(515)
Gain (loss) on foreign currency translation of foreign operations	15,579	104,229	—	(2,178)	117,630
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(26,092)	—	6,888	(53,954)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(93,610)	—	25,821	(92,051)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(20,806)	6,624	(461)	667	(13,976)

Total	18,926	153,920	(21,061)	(2,715)	149,070

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation, and the reclassification adjustments to retained earnings, amounting to 4,843 million Won are due to disposal of equity securities at FVTOCI, and are included.

	For the nine-month period ended September 30, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	534,493	1,868	(141,536)	(250,906)
Changes in capital due to equity method	475	(1,194)	—	4,423	3,704
Gain (loss) on foreign currency translation of foreign operations	(24,202)	180,920	—	(5,349)	151,369
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(66,936)	—	17,671	(69,966)
Remeasurement gain (loss) related to defined benefit plan	55,235	(42,284)	—	11,213	24,164
Gain (loss) on valuation of derivatives designated as cash flow hedges	(4,282)	(7,561)	(710)	147	(12,406)

Total	(639,206)	597,438	1,158	(113,431)	(154,041)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation, and the reclassification adjustments to retained earnings, amounting to 68 million Won and 50 million Won are due to disposal of equity securities at FVTOCI and equity method investments, and are included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Beginning balance	2,392,542	2,839,475
Planned provision (reversal) of regulatory reserve for credit loss	323,253	(446,933)

Ending balance	2,715,795	2,392,542

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Net income (loss) before regulatory reserve	916,978	2,717,398	918,116	2,531,928
Provision (reversal) of regulatory reserve for credit loss	173,009	323,253	(46,607)	(314,729)
Adjusted net income (loss) after the provision of regulatory reserve	743,969	2,394,145	964,723	2,846,657
Dividends to hybrid securities	(44,019)	(119,026)	(32,739)	(95,892)
Adjusted net income (loss) after regulatory reserve and dividends to hybrid securities	699,950	2,275,119	931,984	2,750,765
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	947	3,067	1,263	3,763

(6)	Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the nine-month period ended September 30, 2024
	Beginning balance	Acquisition	Retirement, etc.	Ending balance
Number of shares	3,427,497	9,359,794	(9,705,027)	3,082,264
Book value	39,348	136,712	(140,543)	35,517

	For the nine-month period ended September 30, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Number of shares	343,991	13,551,483	(1,017,338)	12,878,136
Book value	3,819	157,212	(11,720)	149,311

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ended December 31, 2023 were 640 Won and 481,213 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 22, 2024 and dividend record date as February 29, 2024. Dividends were paid in April 2024.

(2)

At the Board of Directors meeting held on April 26, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of March 31, 2024. The dividends were paid in May 2024.

(3)

At the Board of Directors meeting held on July 25, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of June 30, 2024. The dividends were paid in August 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

28.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	63,077	177,943	50,105	141,722
Financial assets at FVTOCI	321,039	947,675	269,284	706,080
Financial assets at amortized cost
Securities at amortized cost	160,286	503,758	191,463	596,725
Loans and other financial assets at amortized cost
Interest on due from banks	141,985	448,596	143,939	409,097
Interest on loans	4,813,695	14,259,833	4,563,382	13,304,855
Interest of other receivables	28,772	78,925	21,099	58,670

Subtotal	4,984,452	14,787,354	4,728,420	13,772,622

Total	5,528,854	16,416,730	5,239,272	15,217,149

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Interest on deposits due to customers	2,433,537	7,153,640	2,239,065	6,323,585
Interest on borrowings	332,502	1,038,106	338,563	944,092
Interest on debentures	437,358	1,294,264	384,845	1,086,434
Other interest expense	101,790	303,277	87,307	255,546
Interest on lease liabilities	4,174	12,851	2,538	7,545

Total	3,309,361	9,802,138	3,052,318	8,617,202

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	41,051	125,425	28,623	105,663
Fees and commission received related to credit	46,413	136,156	46,882	141,540
Fees and commission received for electronic finance	32,159	95,583	31,573	93,702
Fees and commission received on foreign exchange handling	14,344	43,065	14,246	41,681
Fees and commission received on foreign exchange	32,570	88,715	26,736	73,335
Fees and commission received for guarantee	28,635	76,364	23,371	64,519
Fees and commission received on credit card	163,386	474,663	165,723	474,556
Fees and commission received on securities business	17,522	47,662	13,595	45,348
Fees and commission from trust management	66,722	193,049	67,865	201,330
Fees and commission received on credit information	2,646	7,820	2,705	8,111
Fees and commission received related to lease	230,245	654,326	176,300	508,056
Other fees	51,351	217,399	43,616	144,672

Total	727,044	2,160,227	641,235	1,902,513

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	83,279	239,445	77,632	243,146
Credit card commission	110,223	320,026	123,627	368,613
Brokerage commission	280	876	257	1,037
Others	4,626	13,078	4,336	12,069

Total	198,408	573,425	205,852	624,865

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	48,753	186,475	58,547	136,846
Dividend income related to financial assets at FVTOCI	2,001	17,018	2,206	15,912

Total	50,754	203,493	60,753	152,758

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from assets held
Equity securities	2,001	17,018	2,206	15,912

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gain or loss related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Gain on financial instruments at FVTPL	(106,457)	796,780	343,809	704,326
Loss on financial instruments designated to be measured at FVTPL	(13,660)	(14,779)	—	—

Total	(120,117)	782,001	343,809	704,326

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Period ended September 30, 2024		Period ended September 30, 2023
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	238,387	556,023	22,751	309,958
		Loss on transactions and valuation	19,535	(221,052)	(149,377)	(251,885)

		Sub-total	257,922	334,971	(126,626)	58,073

	Loans	Gain on transactions and valuation	1,324	15,078	844	5,406
		Loss on transactions and valuation	37	(550)	(9)	(1,751)

		Sub-total	1,361	14,528	835	3,655

	Other financial assets	Gain on transactions and valuation	2,305	8,741	3,296	10,503
		Loss on transactions and valuation	(6,465)	(14,556)	(2,275)	(9,673)

		Sub-total	(4,160)	(5,815)	1,021	830

Sub-total			255,123	343,684	(124,770)	62,558

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	633,032	2,022,968	564,994	3,964,506
		Loss on transactions and valuation	(1,021,250)	(2,166,947)	(380,379)	(3,604,169)

		Sub-total	(388,218)	(143,979)	184,615	360,337

	Currency derivatives	Gain on transactions and valuation	(538,810)	7,231,843	2,649,332	7,904,744
		Loss on transactions and valuation	565,560	(6,626,026)	(2,356,958)	(7,504,682)

		Sub-total	26,750	605,817	292,374	400,062

	Equity derivatives	Gain on transactions and valuation	60,336	1,136,840	345,334	2,419,066
		Loss on transactions and valuation	(60,448)	(1,145,587)	(353,749)	(2,537,677)

		Sub-total	(112)	(8,747)	(8,415)	(118,611)

	Other derivatives	Gain on transactions and valuation	—	5	—	—
		Loss on transactions and valuation	—	—	5	(20)

		Sub-total	—	5	5	(20)

Sub-total			(361,580)	453,096	468,579	641,768

Net, total			(106,457)	796,780	343,809	704,326

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Details of loss on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Net loss on deposits due to customers
Net loss on valuation of time deposits	(13,660)	(14,779)	—	—

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Gain (loss) on redemption of securities	—	—	—	105
Gain (loss) on transactions of securities	43,212	81,727	(1,470)	(1,973)

Total	43,212	81,727	(1,470)	(1,868)

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Provision for impairment loss due to credit loss on financial assets at FVTOCI	(2,013)	(5,495)	(1,623)	(13,786)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	1,961	2,772	418	(5,601)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(472,808)	(1,252,256)	(263,218)	(1,043,412)
Reversal of provision on guarantee	442	5,906	3,014	4,548
Reversal of (provision for) unused loan commitment	(5,860)	(4,697)	644	(20,329)

Total	(478,278)	(1,253,770)	(260,765)	(1,078,580)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Period ended September 30, 2024		Period ended September 30, 2023
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	443,267	1,321,504	427,020	1,277,360
		Employee fringe benefits	140,025	459,770	134,573	442,330
	Share based payment		9,226	21,509	3,633	7,093
	Retirement benefit service costs		33,794	100,787	29,947	88,981
	Termination		206	(3,297)	—	6,488

		Sub-total	626,518	1,900,273	595,173	1,822,252

Depreciation and amortization			133,564	399,888	116,291	372,857
Other general and administrative expenses	Rent		33,182	91,889	38,848	97,324
	Taxes and public dues		46,179	160,060	41,527	149,993
	Service charges		63,512	188,171	58,916	179,170
	Computer and IT related		38,781	100,643	36,837	103,313
	Telephone and communication		21,924	65,699	21,867	63,676
	Operating promotion		13,802	38,100	12,472	36,315
	Advertising		40,336	106,286	38,197	83,678
	Printing		1,258	3,693	1,267	3,799
	Traveling		3,594	9,917	3,257	9,477
	Supplies		2,098	6,161	2,077	5,864
	Insurance premium		3,471	10,371	3,361	10,417
	Maintenance		6,379	18,378	5,483	16,916
	Water, light, and heating		5,308	15,083	5,038	14,696
	Vehicle maintenance		3,591	10,675	3,703	10,580
	Others (*)		13,621	32,818	13,257	75,160

		Sub-total	297,036	857,944	286,107	860,378

	Total		1,057,118	3,158,105	997,571	3,055,487

(*)	It includes 40,048 million Won in in-house welfare fund contributions for the nine-month period ended September 30, 2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Gain on transactions of foreign exchange	482,246	645,566	188,166	823,430
Gain related to derivatives (Designated for hedging)	28,397	112,323	18,708	81,036
Gain (loss) on fair value hedged items	(41,004)	1,016	20,634	48,705
Others	103,636	265,226	69,562	223,809

Total	573,275	1,024,131	297,070	1,176,980

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Loss on transactions of foreign exchange	105,834	854,189	407,692	1,198,517
KDIC deposit insurance premium	131,815	379,000	117,673	344,756
Contribution to miscellaneous funds	135,998	396,998	112,274	326,668
Loss on derivatives (Designated for hedging)	(43,522)	777	37,042	68,426
Loss on fair value hedged items	66,433	95,686	14,129	24,162
Others (*)	285,763	838,320	212,153	618,265

Total	682,321	2,564,970	900,963	2,580,794

(*)

Other expense includes 20,562 million Won and 16,151 million Won for intangible asset amortization cost and 430,925 million Won and 336,276 million Won for lease depreciation cost for the nine-month periods ended September 30, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2024 and December 31, 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020 (*3)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		—
Valuation method		—
Expected dividend rate		—
Expected maturity date		—
Number of shares remaining	As of September 30, 2024	—
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of September 30, 2024	—
	As of December 31, 2023	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,363 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.25 years
Number of shares remaining	As of September 30, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of September 30, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		14,400 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of September 30, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		13,497 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2024	916,849 shares
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of September 30, 2024	916,849 shares
	As of December 31, 2023	924,077 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		12,651 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2024	1,046,666 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of September 30, 2024	1,046,666 shares
	As of December 31, 2023	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	Payment was completed in current period.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2024 and December 31, 2023, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 56,432 million Won and 46,741 million Won, respectively, including the carrying amount of liabilities related to key management of 14,212 million Won and 19,924 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

35.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Gain on valuation of investments in joint ventures and associates	16,586	68,467	32,081	106,673
Loss on valuation of investments in joint ventures and associates	(641)	(12,891)	(3,340)	(6,949)

Total	15,945	55,576	28,741	99,724

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating income	29,672	59,268	22,315	83,070
Other non-operating expenses	(21,928)	(104,305)	(22,523)	(153,166)

Total	7,744	(45,037)	(208)	(70,096)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	6,362	15,808	6,718	17,272
Gain on disposal of investments in joint ventures and associates	17,184	17,855	9,832	32,817
Gain on disposal of premises and equipment, intangible assets and other assets	790	3,401	141	3,513
Reversal of impairment loss of premises and equipment, intangible assets and other assets	39	62	1	264
Others (*)	5,297	22,142	5,623	29,204

Total	29,672	59,268	22,315	83,070

(*)	Other special gains related to other provisions for the nine-month periods ended September 30, 2024 and 2023 are 2,517 million Won and 158 million Won, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	1,456	6,788	1,414	3,994
Operating expenses on investment properties	438	1,580	512	1,486
Losses on disposal of investments in joint ventures and associates	(6)	432	339	339
Losses on disposal of premises and equipment, intangible assets and other assets	157	1,470	529	1,703
Impairment losses of premises and equipment, intangible assets and other assets	1	1,363	63	69
Donation	6,785	49,044	13,511	24,408
Others (*)	13,097	43,628	6,155	121,167

Total	21,928	104,305	22,523	153,166

(*)	Other special losses related to other provisions for the nine-month periods ended September 30, 2024 and 2023 are 24,069 million Won and 55,283 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Current tax expense
Current tax expense with respect to the current period	684,356	568,308
Adjustments recognized in the current period in relation to the tax expense of prior periods	(35,922)	18,009
Income tax expense directly attributable to other equity	6,889	(22,825)

Sub-total	655,323	563,492

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	226,939	439,151
Income tax expense (income) directly attributable to equity	(9,603)	(140,336)
Others	1,512	1,077

Sub-total	218,848	299,892

Income tax expense	874,171	863,384

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2024, is 24.3% (The weighted average annual effective tax rate for the September 30, 2023, is 25.4%).

The Group is conducting an impact analysis on corporate taxes in relation to the global minimum tax regime. It is anticipated that there will be no significant impact on the current corporate tax expense of the Group as of September 30, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended September 30, 2024		Period ended September 30, 2023
	Three-month	Nine-month	Three-month	Nine-month
Net income attributable to owners	904,371	2,659,867	899,306	2,438,182
Dividends to hybrid securities	(44,019)	(119,026)	(32,739)	(95,892)
Net income attributable to common shareholders	860,352	2,540,841	866,567	2,342,290
Weighted average number of common shares outstanding (Unit: million shares)	740	742	738	731
Basic EPS (Unit: Korean Won)	1,162	3,424	1,174	3,204

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the nine-month period ended September 30, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	206,034,152,314
Treasury stocks	(3,427,497)	(939,134,178)
Acquisition of treasury stock	(9,359,794)	(1,881,379,121)
Disposal of treasury stock	347,067	57,485,038

Sub-total (①)		203,271,124,053

Weighted average number of common shares outstanding (②=①/274)		741,865,416

	For the nine-month period ended September 30, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	198,760,529,877
Treasury stocks	(343,991)	(93,909,543)
Acquisition of treasury stock	(13,499,862)	(862,186,695)
Acquisition of treasury stock (odd-lot stock at comprehensive share exchange)	(51,621)	(1,755,114)
Disposal of treasury stock	1,017,338	17,613,958
Issuance of new shares (comprehensive share exchange)	32,474,711	1,753,634,394

Sub-total (①)		199,573,926,877

Weighted average number of common shares outstanding (②=①/273)		731,040,025

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2024 (*)	December 31, 2023 (*)
Confirmed guarantees
Guarantee for loans	65,587	58,205
Acceptances	596,780	467,964
Guarantees in acceptances of imported goods	70,995	74,916
Other confirmed guarantees	9,002,902	8,050,815

Sub-total	9,736,264	8,651,900

Unconfirmed guarantees
Local letters of credit	217,450	161,608
Letters of credit	2,317,870	2,873,350
Other unconfirmed guarantees	1,291,118	1,516,585

Sub-total	3,826,438	4,551,543

Commercial paper purchase commitments and others	632,273	589,858

Total	14,194,975	13,793,301

(*)	Includes financial guarantees of 4,033,234 million Won and 3,661,656 million Won as of September 30, 2024 and December 31, 2023, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Loan commitments	132,734,551	126,829,192
Other commitments (*)	7,319,313	7,339,952

(*)

As of September 30, 2024 and December 31, 2023, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 2,603,886 million Won and 2,485,853 million Won, respectively.

(3)	Litigation case

As of September 30, 2024 and December 31, 2023, the contents of the litigation case are as follows.

Litigation case that the Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 827 cases (litigation value of 795,109 million Won) and 603 cases (litigation value of 513,863 million Won) as of September 30, 2024 and December 31, 2023 respectively, and provisions for litigations are 31,771 million Won and 28,581 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(4)	Other commitments

1)

As of September 30, 2024, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 13 projects, including a Urban Residential Housing in Daechi-dong, Gangnam-gu, Seoul. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of September 30, 2024, the total amount of PF (Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 799,642 million Won. Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 4 projects including the Neighborhood Living Facilities in Pungdeokcheon-dong, Yongin-si. The total amount of PF limit from PF lending financial institutions invested in projects is 304,500 million Won and the amount of PF loans is 163,543 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions. As of September 30, 2024, Woori Asset Trust has 4 cases, such as the commercial facility in Gyeongan-dong, Gwangju, Gyeonggi, where our company’s guaranteed completion deadlines have passed. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current period because the possibility is not high and the amount of losses cannot be reliably estimated. As of September 30, 2024, the total PF limit of the PF loan financial institutions invested in the concerned project is 217,500 million Won and the PF loan amount is 81,943 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

Also, as of September 30, 2024, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 17 debt-type land trust contracts including small-scale reconstruction project of Baekjo Apartment in Galsan-dong, Incheon, and 14 responsibility completion management land trust projects, including Urban Residential Housing in Daechi-dong, Gangnam-gu, Seoul. The maximum loan amount (unused limit) is 177,321 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, as of September 30, 2024, Woori Card, a subsidiary, utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

During the prior period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary, received the review report in January 2024, but cannot reasonably estimate its impact on consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2024 and December 31, 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2024 and 2023 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2024	December 31, 2023
Associates	W Service Networks Co., Ltd.	Loans	34	108
		Deposits due to customers	2,944	3,245
		Accrued expenses	7	7
		Other liabilities	53	100
	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	800	771
		Accrued expenses	2	1
	Korea Finance Security Co., Ltd.	Loans	2,832	3,228
		Loss allowance	(41)	(71)
		Deposits due to customers	1,644	1,323
		Other liabilities	7	6
	LOTTE CARD Co. Ltd.	Loans	25,470	12,209
		Account receivables	39	31
		Loss allowance	(299)	(269)
		Other assets	629	2
		Deposits due to customers	32,287	62,587
		Other liabilities	290	289
	K BANK Co., Ltd.	Loans	27	54
		Account receivables	30	13
		Other assets	—	18
		Other liabilities	146,907	214,135
	Others (*)	Loans	38,328	65,558
		Loss allowance	(276)	(61)
		Other assets	63,748	47,828
		Deposits due to customers	3,301	4,212
		Other liabilities	2,563	992

(*)	Others include Dongwoo C & C Co., Ltd. and etc., as of September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month periods ended September 30
Related parties		Account title	2024	2023
Associates	W Service Network Co., Ltd.	Interest expenses	28	24
		Fees expenses	—	409
		Other expenses	509	1,227
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	9
		Fees expenses	3,025	3,035
		Other expenses	113	108
	Korea Finance Security Co., Ltd.	Interest income	108	143
		Interest expenses	3	2
		Provision (Reversal) of allowance for credit loss	(30)	20
		Other expenses	19	25
	LOTTE CARD Co., Ltd.	Interest income	749	7
		Fees income	3,064	3,157
		Other income	579	—
		Interest expenses	3,124	4,429
		Provision (Reversal) of allowance for credit loss	31	450
	K BANK Co., Ltd.	Fees income	171	138
		Fees expenses	—	304
	Others (*)	Interest income	630	506
		Fees income	50,530	3,937
		Dividend income	3,712	372
		Other income	2,387	1,057
		Interest expenses	16,460	18
		Other expenses	1,357	—
		Provision of allowance for credit loss	215	16

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., for the nine-month periods ended September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Major loan transactions with related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2024
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	375	448	—	34
	Korea Credit Bureau Co., Ltd.	1	2	2	—	—
	Korea Finance Security Co., Ltd.	3,228	1,706	2,102	—	2,832
	LOTTE CARD Co., Ltd.	12,209	275,580	262,209	(110)	25,470
	K BANK Co., Ltd.	54	246	272	—	27
	Win Mortgage Co., Ltd.	15	174	177	—	12
	ARAM CMC Co., Ltd.	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	154	38,275
	Woori ZIP 1	11,317	—	11,227	(90)	—
	Woori ZIP 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	296	349	—	67
	Korea Credit Bureau Co., Ltd.	2	8	9	—	1
	Korea Finance Security Co., Ltd.	3,433	2,115	2,518	—	3,030
	LOTTE CARD Co., Ltd.	50,000	214,108	64,108	—	200,000
	K BANK Co., Ltd.	3	97	61	—	39
	Win Mortgage Co., Ltd.	—	188	168	—	20
	Godo Kaisha Oceanos 1	39,814	—	—	(2,129)	37,685
	Woori ZIP 1	11,819	—	—	(632)	11,187
	Woori ZIP 2	16,776	—	—	(897)	15,879
	Joongang Network Solution Co.,Ltd.	251	—	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,300	1,300	1,000
	Win Mortgage Co., Ltd.	600	1,929	800	1,729

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co., Ltd.	—	900	300	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(5)	Details of major borrowing transactions with related parties for the nine-month period ended September 30, 2023 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Associates	LOTTE CARD Co., Ltd.	—	18,183	—	—	18,183

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2024	December 31, 2023	Warranty
Korea Finance Security Co., Ltd.	1,028	632	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	146	72	Unused loan commitment
K BANK Co., Ltd.	273	246	Unused loan commitment
LOTTE CARD Co. Ltd.	498,400	498,400	Unused loan commitment
	1,518	1,483	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co., Ltd.	38	34	Unused loan commitment

As of September 30, 2024 and December 31, 2023, the recognized provisions for unused loan commitment are 296 million Won and 294 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	September 30, 2024	December 31, 2023	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	22,686	—	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	6,974	Securities purchase commitment
STASSETS FUND III	4,500	13,500	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	4,013	—	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	31,847	37,146	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	458	39	Securities purchase commitment
Woori Private Investment Trust No.6	823	—	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	97,500	—	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	3,737	12,555	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	198	325	Securities purchase commitment
LOTTE CARD Co., Ltd.	350,000	—	Derivative commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(8)	Major investment and Recovery transactions

	For the nine-month period ended September 30, 2024
Related parties	Investment and others (*)	Recovery and others (*)
Woori Big Satisfaction Corporation MMF No. 1	500,000	1,054,004

	For the nine-month period ended September 30, 2023
Related parties	Investment and others (*)	Recovery and others (*)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	38	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	—	441,470

(*)	Investment and recovery transactions of associates that are not accounted for as financial instruments at fair value through profit or loss are described in Note 12.(2).

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Short-term employee salaries	25,783	15,319
Retirement benefit service costs	871	640
Share-based compensation	7,700	2,896

Total	34,354	18,855

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,149 million Won and 3,932 million Won, as of September 30, 2024 and December 31, 2023, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 75,564 million Won and 34,054 million Won, respectively, as of September 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	September 30, 2024
	Total investment in lease	Net investment in lease
Within one year	282,146	261,907
After one year but within two years	379,352	355,427
After two years but within three years	378,118	344,663
After three years but within four years	155,736	138,063
After four years but within five years	94,055	81,267
After five years	—	—

Total	1,289,407	1,181,327

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Total investment in lease	1,289,407	1,495,450
Net investment in lease	1,181,327	1,361,959
Present value of minimum lease payments	1,181,327	1,361,959

Unearned interest income	108,080	133,491

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Prepaid lease assets	11,589	20,538
Operating lease assets
Acquisition cost	5,002,864	4,199,535
Accumulated depreciation	(1,135,108)	(913,609)
Net carrying value	3,867,756	3,285,926

Total	3,879,345	3,306,464

②	The details of changes in operating lease assets for the nine-month periods ended September 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Beginning balance	3,285,926	2,590,457
Acquisition	1,179,242	790,218
Disposal	(185,027)	(152,598)
Depreciation	(430,925)	(336,276)
Others	18,540	6,842

Ending balance	3,867,756	2,898,643

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Within one year	857,562	748,283
After one year but within two years	753,983	681,591
After two years but within three years	532,165	517,967
After three years but within four years	232,034	286,677
After four years but within five years	645	121,621

Total	2,376,389	2,356,139

④	There are no adjusted lease payments recognized as profit or loss for the nine-month periods ended September 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2024	December 31, 2023
Lease payments
Within one year	206,630	206,798
After one year but within five years	288,760	146,755
After five years	55,655	25,356

Total	551,045	378,909

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Total cash outflows from lease	178,285	149,358

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2024	2023
Lease payments for short-term leases	2,099	687
Lease payments for which the underlying asset is of low value	960	1,037

Total	3,059	1,724

Variable lease payments that were not included in the measurement of lease liabilities for the nine-month periods ended September 30, 2024 and 2023 were 16,437 million Won and 23,527 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

41.	BUSINESS COMBINATION

(1)	General Information

The Group resolved to merge with Korea Foss Securities Co., Ltd. on May 3, 2024, following a resolution by the Board of Directors. This decision is based on maximizing synergy effects through the merger, enhancing competitiveness, improving management efficiency, and achieving sustainable growth.

The Group merged with Korea Foss Securities Co., Ltd. as the surviving company and Woori Investment Bank Co., Ltd. as the dissolving company, with the merger date set as August 1, 2024.

(2)	Identifiable Net Assets

1)	The amounts of acquired assets and assumed liabilities as of the merger date are as follows (Unit: Korean Won in millions):

Amount
Assets
Cash and cash equivalents	2,008
Financial assets at fair value through profit or loss	53,669
Loans and other financial assets at amortized cost	168,576
Securities at amortized cost	10,000
Premises and equipment	2,485
Intangible assets (*1)	6,873
Current tax assets	103
Other assets	1,723

Sub-total	245,437

Liabilities
Deposits due to customers	193,648
Provisions	218
Other financial liabilities	2,515
Deferred tax liabilities (*2)	544
Other liabilities	967

Sub-total	197,892

Identifiable Net Assets Fair value	47,545

(*1)

For the trademark item among intangible assets, an impairment adjustment of 10 million KRW was made due to its lack of utility following the launch of Woori Investment & Securities. Additionally, the amount includes 2,613 million KRW recognized for customer relationships as a result of the business combination. This has been identified as a separate identifiable intangible asset and has been valued at fair value using the Multi-Period Excess Earnings Method (MEEM). The Multi-Period Excess Earnings Method (MEEM) estimates the future cash flows generated by each intangible asset and deducts the portion of the cash flow attributable to the contribution of other assets. This method then discounts the pure cash flow generated by the intangible asset to its present value.

(*2)	The deferred tax liabilities were recognized by applying the marginal tax rate (20.9%) to the differences between the fair value and the carrying amount of the identifiable assets and liabilities.

2)	Merger Accounting

Legally, the merger is in the form of Korea Foss Securities Co., Ltd., the surviving company, absorbing Woori Investment Bank Co., Ltd, the merged company. However, for accounting purposes, it is treated as a reverse acquisition, where Woori Investment Bank Co., Ltd. is considered to have acquired Korea Foss Securities Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(3)	Goodwill

The goodwill recognized as a result of the business combination is as follows (Unit: Korean Won in millions):

Amount
Consideration Transferred	56,240
Identifiable Net Assets Fair value	47,545
Non-controlling interests(*)	6,444
Goodwill	15,139

(*)	The portion of non-controlling interests is calculated from the fair value of net assets.

The consideration transferred in a business combination includes a control premium paid to acquire Korea Foss Securities Co., Ltd., resulting in the recognition of goodwill. Additionally, the consideration paid for the business combination includes amounts related to expected synergies, increased revenues, and future market growth.

As part of the acquisition, the consolidated company also acquired relationships with Korea Foss Securities Co., Ltd.’s customers. These relationships meet the separability criterion and the recognition requirements for intangible assets, and thus were recognized separately from goodwill.

42.	EVENTS AFTER THE REPORTING PERIOD

On October 18, 2024, the Group’s board of directors resolved to pay a quarterly dividend of 180 Won per share (total dividend of 133,657 million Won) with the record date set as September 30, 2024. Dividends were paid in November 2024.